# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM C
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
    ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

**Name of Issuer:**

AI Educators, LLC

**Legal Status of Issuer:**

**Form:**

Limited Liability Corporation

**Jurisdiction of Incorporation/Organization:**

Delaware

**Date of Organization:**

May 11, 2023

**Physical Address of Issuer:**

8 The Green, Suite B, Dover, DE 19901

**Website of Issuer:**

https://luca.ai

**Is there a co-issuer?** ☐ Yes ☒ No

**Name of intermediary through which the offering will be conducted:**

ANDES CAPITAL GROUP, LLC

**CIK number of intermediary:**

0001348811

**SEC file number of intermediary:**

008-67202

**CRD number, if applicable, of intermediary:**

139212

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

The intermediary is entitled to a 1% fee on assets directly introduced by the issuer. However, if the assets are raised in the offering but not directly introduced by the issuer, a 3% fee applies. In addition, there is a 4% fee for assets raised through introductions made by Andes or other intermediaries. Regardless of the scenario, the maximum fee charged on any assets will not exceed a cap of 7%.

**Type of Security Offered:**

Class C Membership Interests

**Target number of securities to be offered:**

250

**Price (or method for determining price):**

$1.00 per Unit

**Target offering amount:**

$250

**Minimum Investment Amount:**

$250 ($1.00 per Unit)

**Oversubscriptions accepted:**  ☒ Yes  ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis  ☐ First-come, first-served basis  ☒ Other – provide a description:

At the discretion of the issuer or intermediary.

**Maximum offering amount (if different from target offering amount):**

$1,235,000

**Maximum number of securities to be offered:**

1,235,000

**Deadline to reach the offering amount:**

July 18, 2024

**Disbursement from Escrow:** Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

**Re-Confirmation of Subscription Process:**

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

**Current number of employees: 3**

| | Most recent fiscal year-end (2022) | Prior fiscal year-end (2021) |
|---|---|---|
| **Total  Assets** | $0 | $0 |
| **Cash & Cash Equivalents** | $0 | $0 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $0 | $0 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $0 | $0 |

**The jurisdictions in which the issuer intends to offer the securities:**

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

# <u>SIGNATURE</u>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

AI Educators, LLC

By: */s/ Scott Sosso*
Scott Sosso, Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form Chas been signed by the following persons in the capacities and on the dates indicated.

By: */s/ Scott Sosso*
Scott Sosso, Chief Executive Officer

10/13/2023
(Date)

# TABLE OF CONTENTS

**JULY 19, 2023**

**AI Educators, LLC**

**FORM C**
Up to $1,235,000 of Class C Membership Interests
$1.00 per Unit



AI Educators, LLC ("AIE", the "Company," "we," "us," or "our"), is offering a minimum amount of $250 (the "Target Offering Amount") and up to a maximum amount of $1,235,000 (the "Maximum Offering Amount") of Class C Membership Interests (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by July 12, 2024 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Andes Capital Group, LLC (the "Intermediary"). All committed funds will be held in escrow with West Town Bank & Trust (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Class C Membership Interests, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Escrow Agent and will reflect each Investors' beneficial interest in the Membership Interest Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

**LEGEND**

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.**

## THE COMPANY

**1.**     Name of issuer: **AI Educators, LLC**

## ELIGIBILITY

**2.**     **AI Educators, LLC** certifies that all of the following statements are true:

•     Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•     Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•     Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•     Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

•     Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•     Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

•     The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

**3.**     Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   [X] No

## BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: investinluca.com

The issuer must continue to comply with the ongoing reporting requirements until:
(1)     the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)     The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)     The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)     the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)     the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

# OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

| Name | Positions and Offices Held | Principal Occupation and Employment Responsibility for the Past Three (3) Years | Dates of Service |
|---|---|---|---|
| Scott Sosso | Founder, CEO, Managing Member, - AI Educators, LLC | Strategy, Business Creation and Development | May 11, 2023 - Present |
| | Founder and CEO - SkyHigh Ventures, LLC | Strategy, Business Creation and Development | March 11, 2018 - Present |
| | National Director of Sales and Marketing - GraneRx and Apex Rehab Solutions | Oversaw sales growth of $300M in revenues and all marketing services | February 2008 - Present |
| | Director of Real Estate Acquisition - Practical Administrative Solutions | Responsible for the expansion of 14 properties totaling $50M in real estate valuation for healthcare organization | April 2008 - December 2021 |

## BIOGRAPHIES

**Scott Sosso, Founder, Chief Executive Officer and Manager**



Scott Sosso is an experienced business entrepreneur who has spent several decades leading small and large companies from ideation to nationwide expansion. In the past four years, he has generated over $300 million in sales and overseen a 400% increase in the company's growth.

Along with being named the top 30 under 30 of the Gulf Coast, Scott's achievement includes being the youngest winner of the prestigious Prudential Gibraltar circle, with over $1.2 billion in sales. However, it's his personal motivation that sets him apart. Witnessing his son's struggles with dyslexia inspired him to create the LUCA reading platform. Scott intimately understands the challenges that students and their families face every day, and he aims to use advanced technology to make impactful differences in their lives.

As the founder and CEO of the company, Scott brings his extensive experience, innovative ideas, and unwavering commitment to the success of the LUCA reading platform. His passion for creating solutions that make a real difference is a driving force behind the company's mission.

## ANTICIPATED BUSINESS PLAN

## COMPANY HISTORY

AI Educators, LLC ("AIE") is a limited liability holding company based in Pittsburgh, PA that was established in Delaware on May 11, 2023. It is the sole owner of LUCA AI, LLC, which operates under the name LUCA and LUCA.ai.

The concept for LUCA began in the summer of 2021, though its roots trace back to 2012 when Scott Sosso and his wife, discovered their son Luca faced difficulties in reading during kindergarten. Initially, they sought assistance from the school, but they encountered a complex bureaucratic and political situation that wasted valuable time in obtaining necessary support services for their son. It took nearly 21 months for LUCA to receive an Individualized Educational Plan (IEP) and the in-school support he desperately needed. Sadly, due to the delay, Luca continued to fall behind.

While waiting for the public school system to implement the IEP, Scott and his wife consulted with reading specialists, psychology therapists, speech therapists, and vision therapists to identify the root cause of Lucas's difficulties. Although Luca was bright and had an excellent memory, he struggled with reading and spelling. Homework became a struggle, and Scott and his wife felt hopeless. Eventually, they enrolled Luca in a private school that provided the necessary one-on-one teaching instruction, leading to a dyslexia diagnosis a few years later.

In 2021, after years of searching for a straightforward solution to help his son with reading, Scott Sosso, Founder, and CEO, discovered an expensive and poorly-designed reading software with no scientific backing. Despite its flaws, the software was in high demand. After testing the software with his son, Scott realized he could leverage his technological expertise to create something more valuable. He identified a significant unmet market need for an online reading solution incorporating Artificial Intelligence (AI) and Automated Speech Recognition Technology.

Later that summer, Scott met Dr. Michael Shamos, a Distinguished Career Professor at the Institute for Software Research and the Language Technologies Institute of the School of Computer Science at Carnegie Mellon University. Through Dr. Shamos' Masters in Science for AI and Innovation course, Scott enrolled his company, SkyHigh Ventures, LLC, in the capstone program. This opportunity granted Scott access to some of the brightest minds in AI, Machine Learning (ML), Deep Learning (DL), and Automated Speech Recognition (ASR).

After two years of hard work and dedication, Scott and his team developed LUCA, an AI-powered reading solution designed to empower individuals with dyslexia to become more confident readers.

# OPPORTUNITY

## Problem

Did you know that one in five students in America struggle with dyslexia? These bright learners often lack the necessary support to thrive, leading to lifelong battles and missed opportunities. But it's not just an American problem - it's part of a global literacy crisis affecting millions of students worldwide. The current tools at our disposal are insufficient in addressing this issue, resulting in far-reaching implications that hinder academic success and social interactions and perpetuate poverty cycles Moreover, low literacy skills lead to poor health literacy linked to adverse health outcomes.

## Solution

LUCA is an innovative digital reading tutor that utilizes AI and speech recognition technology to provide personalized content and interventions to improve reading skills, boost confidence, and increase student engagement. These powerful online tools are user-friendly and accessible to families, enabling children to overcome learning deficiencies in and out of school, from elementary to high school graduation. For struggling students, LUCA offers hope and a chance for a successful future. Our team incorporated several key features into the solution, including evidence-based research principles that enhance reading skills, a Structured Literacy Approach, integration of phonics (often overlooked in schools), and engagement of three core principles for better reading fluency and comprehension, SEE IT, SAY IT, HEAR IT.

## LUCA Technology

Through the utilization of evidence-based research, our team set out to build. The world's first AI-driven personalized reading program for students that utilizes AI and speech recognition technology to produce content based on their interests and targeted interventions designed to increase engagement, inspire confidence and boost reading skills. Currently, the LUCA Reading Platform is licensing the Patent Pending technology developed by SkyHigh Ventures, LLC, and the company has a perpetual right to utilize the technology. The key features of this technology include:

- **StoryLabs:** Custom content generation technology that creates stories tailored to reader's interests, catering to their reading level and challenges.
- **LUCAListens:** Automated speech recognition system that captures a reader's voice, identifies pronunciation issues, and provides real-time interventions.
- **ProfessorAI:** An artificial intelligence engine that tracks a reader's progress and offers customized guidance for skill improvement.
- **LUCATalks:** generates word and sentence voice recordings, accompanied by visual highlights based on ProfessorAI's unique Grapheme-Phoneme Pairs (GP Pairs), enabling users to associate letters and sounds while reading easily.

# MARKET

## United States:

In the United States, dyslexia affects about one in five students, which amounts to approximately 14 million students. This creates a total addressable market (TAM) of about $2.1 billion ($150 per student x 14 million students) for the platform designed to assist students with dyslexia. The market potential is promising as it is evergreen, which means new customers will continue to join every year.

Furthermore, the online tutoring market is experiencing rapid growth at a rate of 10% annually. As people become more familiar with the idea of online tutoring, the total addressable market (TAM) for this industry also expands. By capturing just 20% of the TAM, we estimate that the Service Addressable Market (SAM) for our company is around $4.0 billion. This calculation is based on 14 million potential customers, each paying $40 per session for tutoring four times per month over nine months. This presents a great opportunity for our company.

**The Combined US TAM = $6.1 Billion** (B2C, B2B, Online Tutoring)

**Worldwide:**
Dyslexia does not stop at the US border. Dyslexia is a global learning challenge that affects one in every five students worldwide, totaling to a staggering 156 million students. There is potential for growth in the international market as 67% of the world has access to high-speed broadband, which leaves 104 million students with internet access. This creates a Total Addressable Market (TAM) for the LUCA reading platform, valued at $10.6 billion ($102 x 156M x 67%). The evergreen nature of this market promises continuous growth as new customers will keep coming in every year.

The market for online tutoring is growing at a rate of 10% annually as technology advances and consumers become more comfortable with it. If we capture 20% of the estimated 104 million students with high-speed broadband, charging $27.20 per student per session for tutoring four times a month over nine months, online tutoring for students with dyslexia could potentially generate a Total Addressable Market (TAM) of $20.5 billion. This represents a significant global expansion opportunity for LUCA.

**The Combined Worldwide TAM = $31.1 Billion** (B2C, B2B, Online Tutoring)

## General Market Statistics:

**Break down of users per school:**
• Avg students in public school 526 in K-12
• 20% of those students have learning/reading difficulties = 105 students
• 105 students per school
• 132,852 schools in the United States, according to National Center for Education Statistics (NCES)
• Average class size: 20

**Tutors/Therapists:**
• There are 1.1M self-enrichment education teachers in the US, according to the Bureau of Labor
• Est. 10% focus on reading
• Avg tutor handles 10 students
• Assume if they are tutoring them for reading they will all need assistance
• 100,000 tutors teaching approximately 1,000,000 students

**Students with Dyslexia:**
• 56.4M kids in K-12, according to Nat Center for Education Statistics
• 20% have dyslexia, 11.3M students
• 1% of the market = 112,800 students signed up on the platform

**Home School:**
- Avg Number of students 1.5

## COMPETITION

The AI market is growing at an unprecedented rate, indicating a significant shift in businesses and industries globally. Every company is considering implementing AI tools into their business to improve service and save money.  The global AI market reached an impressive figure of USD 428 billion in 2022 and is expected to skyrocket to USD 2.0 trillion by 2030, with a compound annual growth rate of 21.6% between 2023 and 2030.

With the rise of the EdTech industry, valued at over $452 billion, there's fierce competition, particularly in the adaptive learning sector. **This is where LUCA can emerge as a game-changer, combining AI, EdTech, and Online-Tutoring Market. The unique market combination provides a first-mover advantage allowing LUCA to gain traction and market share quickly.**

To set itself apart LUCA will maintain a narrow focus and provide a unique offering to a specific market segment. In doing so, LUCA ensures that its solutions remain at the forefront, providing a much-needed edge over the competition.  After gaining market share, this strategy will open doors for expansion opportunities in other areas.

# WHY US?

**Backed by Computer Science Experts**
The LUCA AI Reading Platform has assembled some of the brightest minds in business, computer science, and the educational industry to develop a state-of-the-art reading platform to address the reading challenges facing our country and beyond.  With talent sourced from Carnegie Mellon University School of Computer Science of AI and Innovation as and the Natural Language Institute, LUCA has assembled an outstanding team of internal and external software developers and advisors.  Below are just a few of the key team members:

- **Scott Sosso, Founder, and CEO** - With years of experience in real estate and healthcare, Scott has led small and large companies from idea to nationwide expansion. LUCA's reading platform was inspired by his son's dyslexia and his passion to leverage technology to make a difference. Scott, with expertise and compassion, will serve as the company's CEO in the lives of individuals.
- **Sayali Deshpande is a Backend Integration Specialist** with a Master's in AI and Innovation from Carnegie Mellon University. She has worked at Amazon and Genesys, and now is part of the LUCA team, ensuring seamless functionality between submodules and developing REST APIs for a smooth user experience. Her expertise and dedication are highly valued at LUCA.
- **Siyu Chen has expertise in Machine Learning and Speech Analysi**s from Carnegie Mellon University. She was instrumental in developing the LUCADictionary that supports ProfessorAI and supports LUCA's mission to assist dyslexic readers.
- **WeSoftYou, Contract Software Developer** - Comprise of 60+ team of creative minds who excel in Education, Fintech, Web3, AI, and E-commerce domains. They use an agile approach for startups from inception to expansion and construct large-scale systems for organizations such as

the Department of Justice of California and Audi. With 75+ projects delivered, each pixel of code embodies our mission to create digital solutions that resonate with end users. They craft technology full of purpose and innovation.

# EXPECTATIONS

## Forecast

We project revenues of $281,000 in year 1, $4.9M in year 2, $18.9M in year 3, $40.5M in year 4, and $67.6M in year 5, with gross margins of 56%. Our revenue will stem from three key sources:

- **B2C (Beta Go-Live: Sept-Oct 2023):** We plan to launch our platform's beta program, targeting parents of children with dyslexia and reading difficulties through various structured outreach channels. Offering a 7-day free trial, we will transition to an annual subscription of $150/year or $18/month.
- **B2B (Q3 2024):** Our goal is to create a platform that integrates seamlessly with existing school management software, enhancing the services schools can offer students and teachers. By incorporating LUCA.ai's dyslexia support tools, such as real-time monitoring, personalized reading plans, assessments, and data tracking, schools can more effectively identify and address areas needing improvement. The platform will empower individuals with dyslexia to personalize their education plans, providing them with greater autonomy. We plan to charge schools $6/student/month.
- **Online Reading Tutor (Q2 2024):** We plan to introduce an online reading tutoring network, enabling tutors to sign up and support our growing student base. These tutors will receive 80% of the funds generated on the platform. Our pricing will be set at $40/student/30 minutes.

## Financial Highlights by Year



## Financing & Use of Funds

AI Educators, LLC has initiated an initial RegC Seed Round, seeking up to $1,235,000 in funding. This capital will be strategically directed toward the following key areas to ensure the successful Beta Launch of LUCA.ai and the overall growth of the company:

- **Salaries & Benefits:** We will recruit experienced and highly skilled professionals to join our team, including senior management, software developers, and sales representatives. Their talents will be invaluable in meeting our objectives and driving the success of the Beta Launch.
- **Advertising & Marketing:** A designated portion of the raised funds will be devoted to crafting and executing a robust go-to-market strategy. This will help generate awareness and attract B2C consumers to register on the LUCA.ai platform, cultivating a thriving user base.
- **Design & Development:** In order to facilitate seamless user experiences, we will collaborate with external contract developers specializing in UI/UX, front-end functionality, and backend integration. This partnership will contribute to creating a visually appealing, intuitive, and efficient platform
- **Intellectual Property Protection:** The funding will aid in completing the patent application process while retaining legal services to address daily operational matters. This ensures our intellectual property is protected and the company complies with all necessary regulations and guidelines.
- **General & Administrative Costs:** A percentage of the raised capital will be allocated to cover essential expenses such as software licensing, equipment, and administrative expenditures, including finance and accounting. This investment in our infrastructure will ensure smooth and efficient daily operations.
- **Capital Raise Costs:** To cover expenses related to the RegC filing and capital raise, we will allocate 10% of the total funds raised. Any additional resources will be utilized in preparing for the next round of funding through an additional $4-$5 million RegC filing, fostering further expansion and growth opportunities for AI Educators, LLC.

By allocating funds raised through the initial Seed Round strategically, AI Educators, LLC aims to successfully launch LUCA.ai in its Beta phase and create a strong foundation for the company's future growth and development.

# OPPORTUNITY

## Problem & Solution

## Dyslexia - Problem Worth Solving

In America, one out of every five students have dyslexia. Unfortunately, these children do not receive the proper support they need to succeed in social, academic, and economic aspects of their lives. The current tools available in schools and at home are insufficient to help these kids thrive. As a result, dyslexic students face a lifelong struggle.

**Types of Dyslexia:**
Dyslexia is a language-based learning disability affecting a person's reading, writing, and spelling ability. While experts recognize that dyslexia exists on a spectrum and individuals can have varying degrees

and combinations of difficulties, several subtypes of dyslexia have been identified. These subtypes help describe the specific challenges that people with dyslexia face. Remember that these classifications are not universally agreed upon and may vary among experts.  Some common subtypes include:

1. **Phonological dyslexia:** Affects 80% of the dyslexia population; Difficulty in recognizing and manipulating individual sounds in words, affecting reading, spelling, and understanding spoken language.
2. **Surface dyslexia:** Struggle in recognizing whole words by sight, leading to slow reading and issues with irregular words that don't follow standard phonetic rules.
3. **Rapid naming deficit dyslexia:** Slow and inaccurate retrieval of phonological information from long-term memory, causing challenges in rapid naming tasks.
4. **Double deficit dyslexia:** A combination of both phonological dyslexia and rapid naming deficit dyslexia, often resulting in more severe reading difficulties.
5. **Visual processing dyslexia:** A combination of both phonological dyslexia and rapid naming deficit dyslexia, often resulting in more severe reading difficulties.
6. **Orthographic dyslexia:** Difficulty recognizing and manipulating the visual patterns of letters and words, resulting in struggles with spelling and fluent reading.
7. **Auditory processing dyslexia:** Difficulty processing and interpreting auditory information, leading to challenges in distinguishing similar sounds or understanding spoken language.

With dyslexia being a widely prevalent learning disability affecting as many as 14 million students in the United States, the problem has a broad impact that transcends demographics and socioeconomic status, which makes it all the more important to address.

## Our Solution

LUCA is an innovative digital reading tutor that utilizes AI and speech recognition technology to provide personalized content and interventions to improve reading skills, boost confidence, and increase student engagement. These powerful online tools are user-friendly and accessible to families, enabling children to overcome learning deficiencies in and out of school, from elementary to high school graduation. For struggling students, LUCA offers hope and a chance for a successful future. Our team incorporated several key features into the solution, including evidence-based research principles that enhance reading skills, a Structured Literacy Approach, integration of phonics (often overlooked in schools), and engagement of three core principles for better reading fluency and comprehension, SEE IT, SAY IT, HEAR IT.

For additional information on the research that has been done, please visit https://luca.ai/our-technology/evidence

### LUCA Technology

Through the utilization of the evidenced-based research identified above, our team set out to build the world's first AI-driven personalized reading program for students that utilizes AI and speech recognition technology to produce content based on their interests along with targeted interventions designed to increase engagement, inspire confidence and boost reading skills.  Currently, LUCA is licensing the Patent Pending technology developed by SkyHigh Ventures, LLC, and the company has a perpetual right to utilize the technology.  The key features of this technology include:

**1. StoryLabs** - **Custom Content Generation Technology crafts stories that align with the reader's interests**
- Generates personalized content based on readers' interests
- Creates stories that address the reader's skill level and challenges
- Designs an engaging, personalized learning experience

**2. LUCAListens** - **Automated Speech Recognition Technology captures the reader's voice**
- Pinpoints the parts of words that readers struggle with the most
- Aligns speech with actual text for improved accuracy
- Automates speech tracking for real-time interventions

**3. ProfessorAI** - **An AI-Engine Providing Reading Error Analysis and Personalized Learning Plans**
- Offers AI-powered reading recommendations
- Develops personalized learning plans based on student needs through a comprehensive mapping of grapheme-to-phoneme pairs, that align audiovisual inputs for the reading process.
- Boosts confidence and reading skills

**4. LUCATalks** - **Text-to-Speech technology for voice synthetization**
- Generates word and sentence voice recordings, accompanied by visual highlights based on Professor AI's unique Grapheme-Phoneme Pairs (GP Pairs), enabling users to easily associate letters and sounds while reading.

# TARGET MARKET

**United States:**

In the United States, dyslexia affects about one in five students, which amounts to approximately 14 million students. This creates a total addressable market (TAM) of about $2.1 billion ($150 per student x 14 million students) for the platform designed to assist students with dyslexia. The market potential is promising as it is evergreen, which means new customers will continue to join every year.

Furthermore, the online tutoring market is experiencing rapid growth at a rate of 10% annually. As people become more familiar with the idea of online tutoring, the total addressable market (TAM) for this industry also expands. By capturing just 20% of the TAM, we estimate that the Service Addressable Market (SAM) for our company would be around $4.0 billion. This calculation is based on 14 million potential customers, each paying $40 per session for tutoring four times per month over nine months. This presents a great opportunity for our company.

**The Combined US TAM = $6.1 Billion** (B2C, B2B, Online Tutoring)

**Worldwide:**

Dyslexia does not stop at the US border.  Dyslexia is a global learning challenge that affects one in every five students worldwide, totaling to a staggering 156 million students. There is potential for growth in the international market as 67% of the world has access to high-speed broadband, which leaves 104 million students with internet access. This creates a Total Addressable Market (TAM) for the LUCA reading platform, valued at $10.6 billion ($102 x 156M x 67%). The evergreen nature of this market promises continuous growth as new customers will keep coming in every year.

The market for online tutoring is growing at a rate of 10% annually as technology advances and consumers become more comfortable with it. If we capture 20% of the estimated 104 million students with high-speed broadband, charging $27.20 per student per session for tutoring four times a month over nine months, online tutoring for students with dyslexia could potentially generate a Total Addressable Market (TAM) of $20.5 billion. This represents a significant opportunity for LUCA to expand its AI educational technology market.

**The Combined Worldwide TAM = $31.1 Billion** (B2C, B2B, Online Tutoring)

# COMPETITION

## Competitions and Current Alternatives

**Competition:**
The AI market is growing at an unprecedented rate, driven by a new generation of AI technology and tools that are revolutionizing how industries and businesses innovate, improve products and services, create value, and save money. The global AI market reached an impressive $428 billion in 2022 and is expected to skyrocket to USD 2.0 trillion by 2030, with a compound annual growth rate of 21.6% between 2023 and 2030.

With the rise of the EdTech industry, valued at over $452 billion, there's fierce competition to apply AI in new ways, particularly in the adaptive learning sector. **This is where LUCA can emerge as a leader and game-changer, combining AI, EdTech, and Online-Tutoring Market. The unique market combination provides a first-mover advantage allowing LUCA to gain traction and market share quickly.**

To win in this intensely competitive space, LUCA will execute a disciplined product and go-to-market strategy to provide a unique and powerful solution to a specific market segment. In doing so, LUCA will remain at the forefront, providing a much-needed edge over the competition. After gaining market share, this will open doors for new opportunities in other areas.

Here are two primary competitors, alongside a brief description of their respective platforms. Although some of the platform features offered seem similar, we will highlight the features that create LUCA's competitive advantage.

**Direct Competitors:**

**AmiraLearning** is an AI-powered reading tutor that provides personalized instruction and real-time feedback to help students improve their reading fluency, comprehension, and vocabulary. Amira is also fun and engaging, making reading practice a positive experience.

Benefits of using AmiraLearning include:

- Personalized instruction
- Real-time feedback
- Progress tracking
- Fun and engaging

**Pricing**
- Amira & The Story Craft App - 30-day free subscription; $7.99/month or $72/year
- Amira Assessment - $5/year
- Amira Dyslexia Screener - $2.50/student
- Amira Practice - $10/year/user
- Amira for Schools - Price not published but heard around $5/student

**ReadabilityTutor** is a reading tutor that helps students improve their reading skills. It provides real-time feedback, comprehension questions, and a vocabulary builder to help students improve their fluency, comprehension, and vocabulary.

ReadabilityTutor is also fun and engaging, which can help to increase students' motivation to read.

Benefits of using ReadabilityTutor:
- Improved reading fluency
- Improved comprehension
- Increased motivation

**Pricing:**
- 7-day free trial and monthly subscription for $19.99 for up to 3 users or $139.99/year

**A comprehensive list of other possible competitors is listed here:** https://docs.google.com/spreadsheets/d/1UZN8xQkaDjWE3JbDIwXTOJ0ci_FyXPmb3i397JPwg64/edit?usp=sharing

# OUR ADVANTAGES

While AI is a very competitive and fast-moving space, there are several key advantages that the LUCA reading platform offer over our competitors.

- **User-Generated Personalization:** LUCA's AI integration enables users to generate custom stories using AI. We craft engaging and supportive stories aligned with students' abilities by incorporating the grapheme-phoneme or letter-sound pairs they struggle with the most. This personalized reading experience gives students what they need to succeed.
- **No Age Limit:** Many EdTech companies focuses on early intervention (K-5) to improve literacy. On the other hand, LUCA takes it a notch up by catering to students across all grades (K-12). There's no age limit for enhancing reading skills, especially when it's only going to get tougher. Our state-of-the-art AI/ML technology analyzes the reader's ability and recommends texts matching their comprehension skills, ensuring continuous progress.

- **LUCAListens - Automated Speech Recognition Technology:** Our ASR goes beyond word-level accuracy, identifying the individual letter-sound pairs (GP Pairs) students struggle with most. This ensures that reading recommendations are tailored to target the areas of greatest need.
- **Simplified Reading Screens and Easy UI:** Our UI/UX design presents intuitive buttons and breaks stories into simple sentences. This helps students avoid feeling overwhelmed by reading material. Additionally, the font size and reading speed are customizable and tailored to each user's preferences, making for an effortless read.
- **LUCATalks - Text-to-Speech Technology:** Our state-of-the-art Text-to-Speech technology delivers lifelike synthesized voices, providing users with a much more relatable experience compared to computerized voices. Enhancements in the pipeline aim to offer diverse voice options, enabling individuals to personalize their experience.
- **Online Tutor Network:** By integrating a network of human tutors, parents can access a one-stop shop for their child's reading needs. This translates into a seamless experience, where the child can obtain online live tutoring on a schedule that works for them while still utilizing the application on other days of the week.
- **Patent Pending Technology:** LUCA will license patent pending technology from SkyHigh Ventures, LLC, giving the platform perpetual use and features that distinguish it from rivals. This presents LUCA with a distinct and competitive edge over the others.
- **High Barriers to Entry:** The first release of the LUCA platform is the result of an extensive two-year development process and employs advanced front-end and back-end technologies that bring it to life. The platform stands out with its high barriers to entry.

# EXECUTION

## Marketing & Sales

### Marketing Plan
Since LUCA is servicing multiple revenue streams, it requires a sophisticated strategy that considers each of these business segments. Utilizing modern digital approaches that are cost-effective and tailored to the customer's unique needs is essential.

To ensure a rapid expansion of the platform, we will be relying heavily on generating customer referrals and feedback. We can optimize our services and create a seamless user experience by establishing solid relationships with our customers. This, in turn, will help our business grow and prosper over time.

Here's an outline of our different business segments with corresponding marketing plans to accompany each one:

**B2C (Beta Go-Live Q4 2023):** We plan to launch our platform's beta program and target parents of children with dyslexia and reading difficulties, using multiple forms of structured outreach. We aim to deliver a personalized marketing approach, enabling us to scale the organization quickly. We'll utilize digital, social, and SMS touch points, along with the diagram below, as part of our comprehensive B2C go-to-market strategy, allowing us to reach our target audience effectively.

**Identify Potential Endorsements:** Endorsement is essential to create awareness and improve the lives of people affected by Dyslexia. LUCA incorporates the top 10 influential, successful pioneers with Dyslexia, such as Richard Branson, Tim Tebow, Steven Spielberg, Keanu Reeves, and others, inspiring and empowering those facing similar challenges. Securing these endorsements shows overcoming struggles and obtaining success is possible. Partnering with organizations like the International Dyslexia Association, AIM, and Psypact enables access to the latest research and tools to improve quality of life. The endorsements instill confidence and resilience, showing our commitment to making a real difference.

**Online Tutor Network (Q2-2024):** We aim to launch an online tutoring platform and leverage the existing user base. The key challenge of this outreach will be finding proficient reading tutors and specialists that can support our users. To tackle this challenge, we aim to launch an aggressive campaign to recruit experienced tutors from other online tutoring networks. Using our platform, tutors can create a profile and rapidly access new students from our existing user base.

**B2B (Q3-2024):** Our primary objective is to create a platform that seamlessly integrates with existing school management software and enhances the level of services schools can offer students and teachers. By leveraging LUCA Dyslexia support tools such as real-time monitoring, personalized reading plans, assessments, and data tracking, schools can identify and remedy areas needing improvement more effectively. The platform empowers people with dyslexia to tailor their education plans, granting them more autonomy and control over their learning experience.

To market LUCA to as many school districts and schools as possible, we plan to use a tailored digital campaign similar to the one described above. However, since the sales cycles will be longer, we will require a skilled sales team to execute the plan effectively. This team would work closely with educational institutions to ensure that LUCA is widely adopted in schools, thus benefiting many students and supporting the platform's overall mission to make a significant impact on the lives of those affected by Dyslexia.

**Sales Plan**

Since the LUCA platform has multiple revenue streams, require a different approach to sales. We have outlined those approaches below:

**B2C:** In this market segmentation, registration and sign-up procedures will be facilitated through website automation, guaranteeing a seamless sales process.

- **Ideal Customer:** Our target customers are parents ages 25-45, primarily female, residing in the United States, with an annual income of $60k or more. These parents have children struggling with reading or have dyslexia.
- **Identify the Pain Points:** Our target customers face a common problem - their children, despite putting in the effort, struggle with reading, leading to academic and emotional challenges. LUCA's AI-powered personalized reading program has been developed to address this pain point by delivering custom content and targeted interventions that lead to positive socio-economic outcomes
- **Connecting with Target Audience:** We will use social media campaigns, paid advertising, influencer marketing, and email marketing to reach potential customers. Our promotional messages

will highlight LUCA's features and effectiveness in solving reading challenges for their children.

**B2B - Schools:** To accomplish this, we'll need to establish a dedicated sales team proficient in understanding the education sector and skilled in presenting LUCA features and benefits to school decision-makers. This team will conduct targeted outreach to identified public, private, and charter school districts.

Sales Strategy for Introducing LUCA to B2B Schools:

1. **Ideal Customer:** Initially, we will focus on schools that cater to children with dyslexia, but we'll soon extend our operations to districts across the US that have the poorest reading scores. We'll prioritize areas where our product can create an impact and where its use is likely to be adopted
2. **Identify the Pain Points:** After understanding the key pain points, we can develop a tailored solution that integrates with existing school systems. We can focus on demonstrating LUCA.ai's benefits, highlighting the effectiveness in improving students' reading abilities and overall learning experience.
3. **Lead Generation:** Build a strong online presence in online education-related LinkedIn networks, and create informative webinars or videos showcasing LUCA capabilities. Further, we will engage with our existing parent from our B2C segment to gain warm leads to local school contacts.
4. **Exclusive Deals for Early Adopters:** Offer attractive deals to early-adopter schools, which may include discounted pricing or additional services. This will help gain trust, build a positive reputation, and encourage more schools to follow suit.
5. **Targeted Approach:** Our outreach team will concentrate on states with substantial investments in educational technology, namely California, New York, and Texas. These states have large populations and strong education systems, which can lead to increased expenditure on technology integration in schools.

**B2B - Tutors:** In this market segmentation, registration and sign-up procedures will be facilitated through website automation, guaranteeing a seamless sales process.

1. **Identify your Target Audience:** Initially, we would identify reading specialists that are providing in-person tutoring services that would like to offer a technological advantage to their students.
2. **Create a Compelling Sales Message:** Providing a technology solution to students can be a game-changer for tutors. With the ability to gather data on a student's reading performance, like in the same room, tutors can now create additional personalized learning plans for each student, thus improving their reading skills.  Happy students and parents happily refer to friends and family, creating an additional revenue stream for future student referrals.
3. **Offer Incentives for Tutors to Sign Up:** To make LUCA an attractive option for potential tutors, implementing an incentive program may be necessary. This could entail offering initial tutors higher commissions for each referred student or some other desirable perk.
4. **Create an Affiliate Channel:** LUCA's affiliate referral program allows tutors to refer fellow tutors to the network in exchange for commissions on sales generated. This is an excellent strategy for promoting LUCA and reaching many tutors efficiently, enhancing revenue and exposure.

**Online Tutoring Network:** In this market segmentation, registration and sign-up procedures will be facilitated through website automation, guaranteeing a seamless sales process.

1. **Identify your target audience:** The LUCA team will begin by targeting reading specialists who specializing in dyslexia programs such as Orton Gillingham and Wilson Reading Systems. Once we've reached this initial market penetration, we'll expand our focus to encompass reading specialists who can provide additional reading support to students.
2. **Create a compelling sales message:** Becoming a member of the LUCA online tutoring network is a great opportunity to earn extra money. LUCA provides a built-in network of students, competitive pay rates, and flexible work hours—all designed to make the experience as rewarding and beneficial as possible for everyone involved. Not only can you boost your earnings, but you can also empower dyslexic students to become successful readers.
3. **Offer incentives for tutors to sign up:** To attract tutors to your program, you need to offer them some sort of incentive. This could include affiliate revenue for other tutors and students and some added incentives for revenue share for tutors.

# OPERATIONS

### Locations & Facilities
At the present time, the LUCA team has decided to operate within a virtual environment. This strategic choice not only aims to minimize operational costs but also emphasizes our commitment to attracting top-tier talent from locations across the nation and around the world. By eliminating geographical barriers, we can connect with highly skilled professionals who can contribute to the growth and success of our business, without being limited by their physical location. This approach also fosters a more inclusive work culture, enabling individuals from different backgrounds and perspectives to come together and collaborate effectively.

### LUCA Technology
Through the utilization of the evidenced-based research identified above, our team set out to build the world's first AI-driven personalized reading program for students that utilizes AI and speech recognition technology to produce content based on their interests along with targeted interventions designed to increase engagement, inspire confidence and boost reading skills. Currently, LUCA is licensing the Patent Pending technology developed by SkyHigh Ventures, LLC, and the company has a perpetual right to utilize the technology. The key features of this technology include:

**1. StoryLabs - Custom Content Generation Technology crafts stories that align with the reader's interests**
- Generates personalized content based on readers' interests
- Creates stories that address the reader's skill level and challenges
- Designs an engaging, personalized learning experience

**2. LUCAListens - Automated Speech Recognition Technology captures the reader's voice**
- Pinpoints the parts of words that readers struggle with the most
- Aligns speech with actual text for improved accuracy
- Automates speech tracking for real-time interventions

## 3. ProfessorAI - An AI-Engine Providing Reading Error Analysis and Personalized Learning Plans

- Offers AI-powered reading recommendations
- Develops personalized learning plans based on student needs through a comprehensive mapping of grapheme-to-phoneme pairs that align audiovisual inputs for the reading process.
- Boosts confidence and reading skills

## 4. LUCATalks - Text-to-Speech technology for voice synthesization

- Generates word and sentence voice recordings, accompanied by visual highlights based o Professor AI's unique Grapheme-Phoneme Pairs (GP Pairs), enabling users to easily associate letters and sounds while reading.

**Patent Pending Technology:** LUCA will utilize patented technology from SkyHigh Ventures, LLC, giving the platform exclusive features that distinguish it from rivals. This presents LUCA with a competitive edge over the others.

## RISK FACTORS

An investment in our Class C Membership Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Membership Interest Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Membership Interest Units and the market price of our Membership Interest Units, which could cause you to lose all or some of your investment in our Membership Interest Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward- Looking Statements Disclosure" below.

## Risks Related to the Company's Business

**We have limited operating history, which makes our future performance difficult to predict.**
We have limited operating history. You should consider an investment in our Membership Interest Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

**Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.**
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption

and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

**Our business could be negatively impacted by cyber security threats, attacks and other disruptions.**

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

**Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.**

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

**The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.**

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

**We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.**

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

## Industry Related Risks

Investing in a software company that focuses on AI carries a number of potential risks. Some of these risks include:

**Technological Obsolescence:** AI technology is advancing rapidly. If a company cannot keep up with the pace of innovation and the development of new techniques, its offerings could quickly become obsolete.

**Competition:** The AI sector is extremely competitive, with numerous startups and established tech companies investing heavily in research and development. A company might need help to compete against better-resourced competitors.

**Regulatory Risks:** As AI technology becomes increasingly prevalent, it will likely attract more attention from regulators. Regulations affect a range of issues, from data privacy to the permissible uses of AI, and they could increase costs or limit the market for an AI company's products.

**Ethical and Social Risks:** There are also significant social and ethical issues related to AI, including concerns about job displacement, discrimination, privacy, and autonomous decision-making. These issues could lead to public backlash, affect a company's reputation, or result in legal action.

**Implementation and Integration Challenges:** Companies may face challenges in integrating AI solutions into their existing processes and systems. This can lead to slower adoption rates and higher costs for customer acquisition.

**Talent Acquisition and Retention:** As AI is a highly specialized field, attracting and retaining talented staff can be challenging. If a company can't keep its top AI researchers and engineers, it may struggle to maintain its competitive edge.

**Dependency on Data:** The effectiveness of AI systems often depends on the availability of large amounts of high-quality data. If a company cannot acquire or generate the necessary data, its AI systems may not function as well as intended.

**Unproven Business Models:** Many AI companies, especially startups, are in the early stages of revenue generation and have yet to demonstrate a viable, profitable business model. This increases the financial risk for investors.

**Intellectual Property Rights:** AI developments often depend on intellectual property (IP) rights. If a company doesn't properly secure its IP rights, it may face legal disputes or lose its competitive advantage.

**Cybersecurity:** AI systems can be vulnerable to cyberattacks. If a company's systems are compromised, it could lose valuable data, suffer reputational damage, or face legal consequences.

## Risks Related to the Offering

**There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.**
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

**The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.**
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

**The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.**
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

**The Company has the right to extend the Offering Deadline.**
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply

be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

**The Company may also end the Offering early.**
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

**The Company has the right to conduct multiple closings during the Offering.**
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Investors will not be entitled to any inspection or information rights other than those required by law.**
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

**There is no guarantee of a return on an Investor's investment.**
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

<p align="center">**Risks Related to the Securities**</p>

**There is currently no trading market for our securities. An active market in which Investors can resell their Membership Interest Units may not develop.**
There is currently no public trading market for any Membership Interest Units, and an active market

may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Membership Interest Units at any price. Accordingly, you may have no liquidity for your Membership Interest Units. Even if a public or private market does develop, the market price of the Membership Interest Units could decline below the amount you paid for your Membership Interest Units.

**There may be state law restrictions on an Investor's ability to sell the Membership Interest Units.**

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Membership Interest Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Membership Interest Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

**The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

**Neither the Offering nor the Securities have been registered under federal or state securities laws.**

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

**The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.**

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

**There is no present market for the Securities and we have arbitrarily set the price.**

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

**A majority of the Company is owned by a small number of owners.**

Prior to the Offering, one individual beneficially owns 100% of outstanding Class A Membership Interest Units of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Membership Interest Units that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

**Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.**

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

**We arbitrarily determined the price of the Securities and such price which may not reflect**

**the actual market price for the Securities.**

The Offering of Securities at $1.00 per Unit by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $24,700,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## OFFERING AND THE SECURITIES
## THE OFFERING

The Company is currently seeking to raise funding of up to $1,235,000 through the sale of up to 1,235,000 Class C Membership Interest Units, based on a valuation of $24,700,000. This funding will allow for:

1. **Go-to-Market Launch** - To ensure a successful launch, LUCA plans to hire two or three, software developers while outsourcing the remaining work to a reputable contract software development firm. This approach will create an optimal balance between in-house expertise and cost-effective external support.
2. **B2C Marketing Funds** - Recognizing the importance of user acquisition, LUCA will allocate resources towards paid search, display ads, and influencer campaigns. These marketing strategies generate awareness and drive customer engagement with the product.
3. **Completion of the Patent Application** - LUCA will also allocate a portion of the funds to finalizing the patent application process, ensuring that the company's intellectual property rights are protected, and its competitive edge is maintained.

## OWNERSHIP AND CAPITAL STRUCTURE
### Principal Holders of Outstanding Securities

| Name of Holder | Class of Units | Number of Units Held Prior to Offering | Percentage (%) of Units Held Prior to Offering | Percentage (%) of Voting Power Prior to Offering |
|---|---|---|---|---|
| Scott Sosso | Class A | 24,700,00 | 100% | 100% |

# Classes of Securities of the Company

As of the date of this Offering, Twenty-Four Million Seven Hundred Thousand (24,700,000) Class A Membership Units, Zero (0) Class C Membership Units and Zero (0) Class P Membership Units were issued and outstanding in the Company. One hundred percent (100%) of issued Class A Membership Units prior to the Offering are issued to Scott Sosso, Founder and Chief Executive Officer of the Company.

The Company is offering 1,235,000 Class C Membership Interests at $1.00 per Unit (the "Securities") on a best efforts basis.  Assuming Maximum Proceeds are raised, there will be 1,235,000 Class C Membership Interests issued in the Company with the Interests sold through this Offering equaling 100% ownership of issued Class C Interests in the Company post closing.

## Class A Membership Interests
Class A Membership Interest holders have voting rights. Class A Membership Interests are not being offered through this Offering.

## Class C Membership Interests
Class C Membership Interest holders do not have voting rights. Class C Membership Interests are being offered through this Offering.

## Class P Membership Interests
The Company shall offer Class P shares to key employees, board members and advisors. The Class P are Units that do not have standard voting rights within the Company and are not being offering through this Offering.

## Options, Convertible Debt and Warrants
The Company does not have any options, convertible debt or warrants.  We are planning to do a second offering of between $4-6M.

## Distributions
The Company shall, to the extent the Company has available cash for distribution, distribute to each Member on a quarterly basis by the 10th (or next succeeding business day) of each of March, June, September and December of each year (or such other dates as may be appropriate in light of tax payment requirements), an amount (the "Tax Distribution") in cash equal to the excess, if any, of (x) such Member's Cumulative Tax Liability (as defined below) over (y) the amounts previously distributed pursuant to the Operating Agreement during the same calendar year.

A "Member's Cumulative Tax Liability" means, with respect to all relevant periods or portions thereof beginning as of the date of this Agreement and ending on the last day of the most recent relevant period, the product of (x) the cumulative excess of taxable income over taxable losses of the Company allocated to such Member pursuant to this Agreement (taking into account such losses only to the extent usable by such Member against such income, assuming such Member has no assets other than its interest in the Company and no income or losses other than those with respect to the Company), calculated without regard to any gain or loss attributable to or realized in connection with a Deemed Liquidity Event and (y) the highest single combined marginal federal, state and local tax rate then applicable to an individual or corporation resident in New York City, New York (whichever is higher) on income or gain of the category represented by such allocation (assuming the Member has no income or loss from sources other than the Company, and treating state and local taxes as nondeductible).

Except for Tax Distributions, distributions shall be made as follows: to the Class A Unit Holders, Class C Unit Holders and, subject to provisions defined in the Operating Agreement, Class P Unit Holders pro rata in accordance with the number of Class A Units, Class C Units and Class P Units held by each such Person.

**How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The Company does not have any convertible debt, options, or warrants, but does plan on completing additional capital raises based upon market conditions and company needs. All Unit Holders are subject to transfer restrictions contained within the Limited Liability Company Agreement, including without limitation, a right of first refusal held by the Class A Unit Holders and the Class C Unit Holders. Such transfer restrictions shall expire upon the closing of a company sale or an initial public offering.

**Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Class P Units are granted to key management personnel in exchange for services provided or to be provided or for the benefit of the Company and are intended to constitute "profits interests" for federal income tax purposes. Class P Units are subject to repurchase and forfeiture provisions contained within the Limited Liability Company Agreement.

**How could the exercise of rights held by the principal security holders identified in the owners table above affect the purchasers of the securities being offered?**

Class A Units are the only class that has voting rights, and the Limited Liability Company Agreement provides that certain material actions of the Company must be approved by a majority of the Class A Units Holders. Additionally, the Limited Liability Company Agreement may only be modified or amended with the consent of the Class A Members holding more than fifty percent (50%) of the Class A Units. Lastly, all Unit Holders are subject to transfer restrictions contained within the Limited Liability Company Agreement, including without limitation, a right of first refusal held by the Class A Unit Holders and the Class C Unit Holders. Such transfer restrictions shall expire upon the closing of a company sale or an initial public offering.

**How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?**

Our company's Reg CF offering states that our initial valuation is $24,700,000. We arrived at this figure by conducting thorough research, including data from PitchBook.com. According to our research, emerging AI technology firms are currently valued at 4.5 times their revenue at the end of Q12023. Based on our projected revenues of $4.9M after our first year of operation, our valuation of $22,000,000. In the next five years, we anticipate generating over $67,000,000 in revenue, which would bring our future valuation to $300,000,000.

**What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?**

### Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

### Related Person Transactions
On June 1, 2023, AI Educators, LLC and its subsidiaries (Licensee) entered into a licensing agreement with SkyHigh Ventures, LLC (Licensor) to use their patent-pending technology in the LUCA Reading Platform. SkyHigh Ventures, LLC is a single-member entity owned by Scott Sosso in Pennsylvania. The Licensee will pay 1.8% of its gross revenue, but only once its revenue reaches $250,000.00. At that point, the Licensee will pay all accrued and unpaid Monthly Compensation to the Licensor.

### Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

### Restrictions on Transfer of the Securities Being Offered
The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

**Delivery of Securities**

The Company will complete the transaction and deliver the Class C Membership Interests to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

**Cancellation**

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

## INDEBTEDNESS

AI Educators, LLC has secured a $100,000 loan from Scott Sosso, its founder. This loan carries an 8% interest rate.

**Does the Company have operating history:**  ☐ Yes  ☒ No

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

**OWNERSHIP & STRUCTURE**

AI Educators, LLC (AIE) is a holding company based in Pittsburgh, PA established in Delaware on May 11, 2023. It is the sole owner of LUCA AI, LLC, which operates under the name LUCA and LUCA. ai. LUCA has developed an innovative AI/ASR reading app called the LUCA Reading Platform, which creates customized stories for each student that align with their interests and learning requirements. This ensures that the students receive targeted and engaging instruction. AIE may also have other affiliate and subsidiary companies that aim to license the platform on a global scale.

Scott Sosso, the founder, established the company under SkyHigh Ventures, LLC in May 2021. Over the past two years, Scott has had the incredible opportunity to collaborate with some of the most talented experts in AI and Automated Speech Recognition (ASR) at Carnegie Mellon University's prestigious School of Computer Science and the Masters of Science in AI and Innovation program. These collaborations have contributed significantly to the development and success of LUCA.ai.

As the majority owner of AI Educators, LLC, Scott Sosso held 100% ownership before the Reg CF capital raise. The company will issue K-1 forms for all Members, making them responsible for their tax obligations. However, the operating agreement stipulates that if the company has sufficient cash flow, it reserves the right to disburse funds to its members to cover specific tax obligations, ensuring financial stability for the company and its members.

**FINANCING**
**Sources of Funds**

LUCA will be utilizing a strategic mix of equity and debt financing to secure the necessary funds for its operations and growth.

**Self-Funding:** Scott Sosso, the Founder and CEO of LUCA, has initially invested a substantial amount of his capital in kick starting the venture. From 2021 through May 2023, he contributed $186,424.84 through a separate entity, SkyHigh Ventures, LLC, to finance the development of LUCA. Recognizing the businesses potential, Scott then established AI Educators, LLC as a holding company in May 2023, under which LUCA AI, LLC, doing business as LUCA, operates.

**Equity Financing:** AI Educators, LLC (AIE) plans to raise $1,235,000 in equity investment through an initial Regulation Crowdfunding (Reg CF) offering to expand its capital base and support further growth. AIE may require an additional capital raise of $4-$6 million in the next 12–28 months following the initial raise.

**Debt Financing:** In addition to equity financing, AI Educators, LLC has secured a $100,000 loan from Scott Sosso, its founder. This loan carries an 8% interest rate and is structured with a responsible repayment plan that is based upon reaching key fund raising benchmarks during the initial RegC capital raise with a  with the principal and accrued interest due in 18 months from the loan's origination.

By leveraging a combination of self-funding, equity, and debt financing, LUCA aims to secure the necessary resources to support its growth and long-term success in the competitive education technology market.

## MILESTONES & METRICS

| Milestone | Due Date | Details |
|---|---|---|
| B2C - Beta Launch | October 01, 2023 | Go-Live Beta launch of LUCA Reading Platform's B2C platform. |
| CMU Capstone Participation | October 01, 2023 | Participate in 3rd year of CMU capstone program for enhanced platform development |
| Education - PCS Launch | October 16, 2023 | Launch of LUCA to our Educational Partner Provident Charter School |
| Study - Begin Initial Study with PCS | October 16, 2023 | Launch software at PCS and conduct initial user study for user performance improvement |
| B2B - Schools and Tutors | March 01, 2024 | Launch B2B platform to schools and tutors |
| Online Tutor Network Launch | March 01, 2024 | Launch the online tutoring network to existing customers. |
| CMU Capstone Completion | May 10, 2024 | Completion of the 3rd year of CMU Capstone program |

## KEY METRICS

Measuring the Key Performance Indicators (KPIs) for LUCA, both in its B2C and B2B components, primarily relies on online growth metrics, as outlined below. Moreover, the sales team will monitor additional KPIs related to sales outreach and conversion rates when targeting B2B - Schools. Benchmark data will be available for each category after the beta go-live version of the platform is launched and the sales process has begun.

- **Monthly recurring revenue (MRR):** This represents the total revenue generated from recurring subscriptions and is a crucial metric to assess the business's health and cash flow generation.
- **Annual recurring revenue (ARR):** This shows the total revenue generated from recurring subscriptions over one year, acting as a longer-term growth indicator for the business.
- **Customer acquisition cost (CAC):** This denotes the average amount spent to obtain a new customer, helping determine marketing and sales budgets.
- **Customer lifetime value (CLTV):** This metric represents the total revenue that can be expected from a customer throughout their lifetime, providing insight into the business's profitability.
- **Churn rate:** We have factored in a 20%-30% annual turnover rate of users for all business segments except schools, as new students will be entering the market every year. This percentage reflects the number of customers discontinuing the service within a given timeframe, indicating customer retention success.
- **Net promoter score (NPS):** This customer satisfaction and loyalty measure reveals the likelihood of customers recommending the service to others.

Besides these KPIs, be sure to monitor other essential metrics for tracking online conversions, such as:

- **Conversion rate:** This is the percentage of website visitors who complete a desired action, such as signing up for a free trial or making a purchase.
- **Lead generation rate:** This rate indicates the percentage of website visitors who provide their contact information.
- **Sales conversion rate:** This percentage shows the number of leads that become paying customers.

**REVENUES:**

- **B2C Projected Users:** Assuming an average CAC of $30-$34/user over five years, we can project the number of users. The annual rate constitutes $150/user/year or $15/user/month. These rates will increase in 2026 to $160 or $16/user/month, in 2027 to $170 or $17/user/month, and in 2028 to $180 or $18/user/month.  We factored in a 20.0% churn rate of these users annually.
- **B2B Schools:** Assuming a school with an average of 500 students signs up, we can project potential users. With an average CAC of $30-$35/user over 5 years, the annualized rate would be $6/user/month. Notably, these rates will progressively increase to $6.50, $7.00, and $7.50 between 2026 and 2028.  It's worth mentioning that we did not factor in  churn rate of students as new students will be coming in each year that would fill in for those exiting, maintaining a stable number of participants annually.
- **B2B Tutors:** We estimated our customer base by projecting users to be generated by an average CAC of $40-$45 per tutor over 5 years. Our assumption was that each tutor who signs up with us would attract 2 new users into the program, with a monthly payment fee to be shared with them at 20% rate. Accounting for an annual student churn rate of 25%, we have factored these variables into our projections.
- **Online Tutor Network:** At the beginning, only a small fraction of our users (0.5%) were anticipated to require a tutor, with this number increasing by 0.1% monthly until it reached 3% of total users.

Each student receives four monthly 30-minute sessions at $40 per session. The tutor earns 80% of the revenue generated from each session. We factored in a churn rate of 30% annually.

## USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
| --- | --- | --- |
| **Intermediary Fees*** | 7% | $86,450 |
| **Salaries & Benefits** | 53.7% | $663,000 |
| **Advertising & Marketing** | 10.7% | $132,000 |
| **Design & Development** | 10.7% | $132,000 |
| **Patent Application (Legal & Filing Fees)** | 3.8% | $47,950 |
| **Business Legal & Accounting** | 4.8% | $60,000 |
| **Overhead** | 9.2% | $113,600 |
| *Total* | 100% | $1,235,000 |

*Andes Capital Group, LLC shall take seven percent (7%) commission of the funds raised in the Offering.*

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The Intermediary will notify Investors when the Target Offering Amount has been met.**

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

# FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

# EXHIBIT A: REVIEWED FINANCIALS

# AI Educators, LLC

## FINANCIAL STATEMENTS

June 14, 2023

To AI Educators, LLC Management:

We have reviewed the accompanying financial statements of AI Educators, LLC, which comprise of the balance sheet as of June 14, 2023 and the related statement of profit and loss, cash flows and changes in stockholders' equity for the year to date period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Barbara A. Stephan, CPA
PDQ Financial Services, LLC

**AI EDUCATORS, LLC**

**NOTES TO THE FINANCIAL STATEMENTS**
For Periods Ending June 14, 2023 and year to date June 14, 2023.
These notes form an integral part of and should be read in conjunction with the accompanying financial statements.
UNAUDITED (See Review Report)

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

NATURE OF OPERATIONS
AI Educators, LLC (AIE) is a holding company based in Pittsburgh, PA established in Delaware on May 11, 2023. It is the sole owner of LUCA AI, LLC, which operates under the name LUCA and LUCA.ai. LUCA has developed an innovative AI/ASR reading app called the LUCA Reading Platform, which creates customized stories for each student that align with their interests and learning requirements. This ensures that the students receive targeted and engaging instruction. AIE may also have other affiliate and subsidiary companies that aim to license the platform on a global scale.

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

BALANCE SHEET CLASSIFICATION
The Company includes in assets and liabilities retainage amounts fixed asset and other assets and short-term loans . A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS
For purpose of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

CASH INFLOWS
Cash inflows consist of receipts from member and related company loans.

OPERATING ACTIVITIES
Operating activities consist of changes in ending balances of current assets and liabilities, and cash flows from normal business expenses.

FINANCING ACTIVITIES
Financing activities include obtaining equity from Member  and Related Company with impute interest. AJ Educators, LLV also has $100,000 Line of Credit that has not been drawn upon.

STOCKHOLDERS' EQUITY
No stock was issued, nor dividends paid for the periods under review.

**AI Educators, LC**
**Balance Sheet**
**As of June 14, 2023**

| Prepared by: | Barbara A. Stephan, CPA |
| | PDQ Financial Services, LLC |

| | Jun 14, 23 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Keybank** | 5,000.00 |
| **Total Checking/Savings** | 5,000.00 |
| **Total Current Assets** | 5,000.00 |
| **Other Assets** | |
| **Organization Costs** | 6,000.00 |
| **Total Other Assets** | 6,000.00 |
| **TOTAL ASSETS** | **11,000.00** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Other Current Liabilities** | |
| **Loan Payable** | |
| **Member** | 17,000.00 |
| **Skyhigh Ventures LLC** | 5,000.00 |
| **Total Loan Payable** | 22,000.00 |
| **Total Other Current Liabilities** | 22,000.00 |
| **Total Current Liabilities** | 22,000.00 |
| **Total Liabilities** | 22,000.00 |
| **Equity** | |
| **Net Income** | -11,000.00 |
| **Total Equity** | -11,000.00 |
| **TOTAL LIABILITIES & EQUITY** | **11,000.00** |

UNAUDITED-SEE REVIEW REPORT

**AI Educators, LC**

# Profit & Loss

**January 1 through June 14, 2023**

**Prepared by:** Barbara A. Stephan, CPA
PDQ Financial Services

| | Jan 1 - Jun 14, 23 |
|---|---|
| **Ordinary Income/Expense** | |
| **Expense** | |
| **Marketing Platform** | 7,500.00 |
| **Software** | 3,500.00 |
| **Total Expense** | 11,000.00 |
| **Net Ordinary Income** | -11,000.00 |
| **Net Income before taxes** | **-11,000.00** |

UNAUDITED-SEE REVIEW NOTES


**AI Educators, LC**
**Statement of Cash Flows**
**January 1 through June 14, 2023**


**Prepared by:**   **Barbara A. Stephan, CPA**

                            **PDQ Financial Services, LLC**

|  | Jan 1 - Jun 14, 23 |
|---|---:|
| **OPERATING ACTIVITIES** | |
|     Net Income | -11,000.00 |
|     **Adjustments to reconcile Net Income** | |
|     **to net cash provided by operations:** | |
|         **Loan Payable:Member** | 17,000.00 |
|         **Loan Payable:Skyhigh Ventures LLC** | 5,000.00 |
| **Net cash provided by Operating Activities** | 11,000.00 |
| **INVESTING ACTIVITIES** | |
|     Organization Costs | -6,000.00 |
| **Net cash provided by Investing Activities** | -6,000.00 |
| **Net cash increase for period** | 5,000.00 |
| **Cash at end of period** | **5,000.00** |


UNAUDITED-SEE REVIEW REPORT


**EXHIBIT A: PREDECESSOR FINANCIALS**

# SKYHIGH VENTURES LLC
### FINANCIAL STATEMENTS

May 31, 2023

To Skyhigh Ventures LLC Management:

We have reviewed the accompanying financial statements of Skyhigh Ventures LLC,
which comprise of the balance sheets as of December 31, 2021, 2022 and May 31, 2023 and the related
statements of profit and loss, cash flows and changes in stockholders' equity for the year to date period
then ended, and the related notes to the financial statements. A review includes primarily applying
analytical procedures to management's financial data and making inquiries of company management. A
review is substantially less in scope than an audit, the objective of which is the expression of an opinion
regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in
accordance with accounting principles generally accepted in the United States of America; this includes
the design, implementation, and maintenance of internal control relevant to the preparation and fair
presentation of financial statements that are free from material misstatement whether due to fraud or
error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagements in accordance with Statements on Standards
for Accounting and Review Services promulgated by the Accounting and Review Services Committee of
the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform
procedures to obtain limited assurance as a basis for reporting whether we are aware of any material
modifications that should be made to the financial statements for them to be in accordance with
accounting principles generally accepted in the United States of America. We believe that the results of
our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the
accompanying financial statements in order for them to be in conformity with accounting principles
generally accepted in the United States of America.

Barbara A. Stephan, CPA
PDQ Financial Services, LLC

**SKYHIGH VENTURES LLC**

**NOTES TO THE FINANCIAL STATEMENTS**
For Periods Ending December 31, 2021, December 31, 2022 and year to date May 31, 2023
These notes form an integral part of and should be read in conjunction with the accompanying financial statements.
UNAUDITED (See Review Report)

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

NATURE OF OPERATIONS
Skyhigh Ventures LLC  was established in 2018 with a mission to develop innovative technologies that positively impact society. The company formed vital partnerships with top educational institutions of develop technology for the LUCA reading platform. Such partnerships allowed us to connect bright minds & technology, paving the way for groundbreaking advancements.

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

BALANCE SHEET CLASSIFICATION
The Company includes in current assets and liabilities retainage amounts receivable and short-term payables. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

CASH INFLOWS
Cash inflows consist of receipts from member contributions, grants and loans.

OPERATING ACTIVITIES
Operating activities consist of changes in ending balances of current assets and liabilities, and cash flows from normal business expenses.

FINANCING ACTIVITIES
Financing activities include obtaining equity from Member and providing Member with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY
No stock was issued, nor dividends paid for the periods under review.

**Skyhigh Ventures LLC**
# Balance Sheet
**As of May 31, 2023**

| Prepared by: | Barbara A. Stephan, CPA |
| | **PDQ Financial Services, LLC** |

| | Dec 31, 21 | Dec 31, 22 | May 31, 23 |
|---|---|---|---|
| **ASSETS** | | | |
| **Current Assets** | | | |
| **Checking/Savings** | | | |
| **Keybank** | 0.00 | 17,555.32 | 4,155.99 |
| **Total Checking/Savings** | 0.00 | 17,555.32 | 4,155.99 |
| **Other Current Assets** | | | |
| **Loan Receivable** | 0.00 | 0.00 | 1,000.00 |
| **Total Other Current Assets** | 0.00 | 0.00 | 1,000.00 |
| **Total Current Assets** | 0.00 | 17,555.32 | 5,155.99 |
| **Fixed Assets** | | | |
| **Furniture and Equipment** | 0.00 | 0.00 | 4,090.51 |
| **Total Fixed Assets** | 0.00 | 0.00 | 4,090.51 |
| **Other Assets** | | | |
| **Patent** | 0.00 | 0.00 | 120.00 |
| **Total Other Assets** | 0.00 | 0.00 | 120.00 |
| **TOTAL ASSETS** | **0.00** | **17,555.32** | **9,366.50** |
| **LIABILITIES & EQUITY** | | | |
| **Liabilities** | | | |
| **Current Liabilities** | | | |
| **Total Credit Cards** | 0.00 | 414.07 | 4,588.75 |
| **Other Current Liabilities** | | | |
| **Total Payroll Liabilities** | 0.00 | 554.51 | 186.11 |
| **Total Other Current Liabilities** | 0.00 | 554.51 | 186.11 |
| **Total Current Liabilities** | 0.00 | 968.58 | 4,774.86 |
| **Total Liabilities** | 0.00 | 968.58 | 4,774.86 |
| **Equity** | | | |
| **Members Equity** | 25,000.00 | 102,196.89 | 75,814.69 |
| **Net Income** | -25,000.00 | -85,610.15 | -71,223.05 |
| **Total Equity** | 0.00 | 16,586.74 | 4,591.64 |
| **TOTAL LIABILITIES & EQUITY** | **0.00** | **17,555.32** | **9,366.50** |

# Skyhigh Ventures LLC
## Profit & Loss
### January 2021 through May 2023

**Prepared by**   Barbara A. Stephan, CPA

**PDQ Financial Services, LLC**

| | Jan - Dec 21 | Jan - Dec 22 | Jan - May 23 | TOTAL |
|---|---|---|---|---|
| **Ordinary Income/Expense** | | | | |
| | | | | |
| **Advertising and Promotion** | 0.00 | 1,660.71 | 386.31 | 2,047.02 |
| **Automobile Expense** | 0.00 | 10,891.94 | 17.45 | 10,909.39 |
| **Bank Service Charges** | 0.00 | 50.00 | 191.72 | 241.72 |
| **Computer and Internet Expenses** | 0.00 | 2,876.33 | 2,040.00 | 4,916.33 |
| **Continuing Education** | 0.00 | 1,419.96 | 21.95 | 1,441.91 |
| **Domain** | 0.00 | 1,063.00 | 22.36 | 1,085.36 |
| **Dues and Subscriptions** | 0.00 | 656.06 | 472.78 | 1,128.84 |
| **Insurance Expense** | 0.00 | 592.00 | 484.00 | 1,076.00 |
| **IP Rights** | 0.00 | 0.00 | 1,200.00 | 1,200.00 |
| **Licensing** | 0.00 | 101.00 | 59.00 | 160.00 |
| **Meals and Entertainment** | 0.00 | 811.37 | 535.53 | 1,346.90 |
| **Total Office Expense** | 0.00 | 12,728.00 | 0.00 | 12,728.00 |
| **Office Supplies** | 0.00 | 4,106.33 | 490.59 | 4,596.92 |
| **Outside Consultant** | | | | |
| **Content Writing** | 0.00 | 158.75 | 0.00 | 158.75 |
| **Data Entry** | 0.00 | 77.25 | 0.00 | 77.25 |
| **Grant Writing** | 0.00 | 1,597.00 | 149.00 | 1,746.00 |
| **Graphic Design** | 0.00 | 1,955.82 | 0.00 | 1,955.82 |
| **Software Development** | 0.00 | 0.00 | 28,925.00 | 28,925.00 |
| **Website Design** | 0.00 | 2,062.53 | 0.00 | 2,062.53 |
| **Total Outside Consultant** | 0.00 | 5,851.35 | 29,074.00 | 34,925.35 |
| **Parking and Tolls** | 0.00 | 130.58 | 0.00 | 130.58 |
| **Payroll Expenses** | 0.00 | 26,366.81 | 19,844.45 | 46,211.26 |
| **Payroll Tax Expenses** | 0.00 | 770.61 | 1,962.70 | 2,733.31 |
| **Total Professional Fees** | 0.00 | 4,006.28 | 10,141.00 | 14,147.28 |
| **Registration** | 0.00 | 0.00 | 655.00 | 655.00 |
| **Rent Expense** | 0.00 | 1,091.36 | 0.00 | 1,091.36 |
| **Research and Development** | 25,000.00 | 0.00 | 0.00 | 25,000.00 |
| **Software** | 0.00 | 2,118.79 | 3,624.21 | 5,743.00 |
| **Software Development** | 0.00 | 711.31 | 0.00 | 711.31 |
| **Telephone Expense** | 0.00 | 226.02 | 0.00 | 226.02 |
| **Travel Expense** | 0.00 | 7,380.34 | 0.00 | 7,380.34 |
| | 25,000.00 | 85,610.15 | 71,223.05 | 181,833.20 |
| **Net Ordinary Income before taxes** | -25,000.00 | -85,610.15 | -71,223.05 | -181,833.20 |
| **Net Income** | **-25,000.00** | **-85,610.15** | **-71,223.05** | **-181,833.20** |

UNAUDITED-SEE REVIEW REPORT

# Skyhigh Ventures LLC

# Statement of Cash Flows

**January 2021 through May 2023**

| | |
|---|---|
| Prepared by | Barbara A. Stephan, CPA |
| | PDQ Financial Services, LLC |

| | Jan '21 - May 23 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -181,833.20 |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| Loan Receivable | -1,000.00 |
| Chase | 4,588.75 |
| Payroll Liabilities:Local | 173.07 |
| Payroll Liabilities:LST | 9.00 |
| Payroll Liabilities:PAUC | 4.04 |
| Net cash provided by Operating Activities | -178,058.34 |
| INVESTING ACTIVITIES | |
| Furniture and Equipment | -4,090.51 |
| Patent | -120.00 |
| Net cash provided by Investing Activities | -4,210.51 |
| FINANCING ACTIVITIES | |
| Members Equity | 186,424.84 |
| Net cash provided by Financing Activities | 186,424.84 |
| Net cash increase for period | 4,155.99 |
| Cash at end of period | **4,155.99** |

# EXHIBIT B: SUBSCRIPTION DOCUMENT

**SUBSCRIPTION
AGREEMENT**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE **"ACT")** AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR  HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES  DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

**AI EDUCATORS, LLC**
8 the Green, Suite B
Dover, DE 19901
Attn:  Scott G. Sosso, Founder and CEO

Ladies and Gentlemen:

The undersigned understands that **AI Educators, LLC,** a corporation organized under the laws of Delaware (the **"Company"),** is offering up to 1,235,000 Class C units (the **"Securities")** in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C (the **"Form C").** The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act **("Regulation Crowdfunding")** and without registration of the Securities under the Act (this **"Offering").**

1.      **Subscription**. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges  that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the

**"Subscription Agreement").**

2.    **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.    **The Closing.** The closing of the purchase and sale of the Securities (the **"Closing"**) shall take place at such time and place as the Company may designate by notice to the undersigned.

4.    **Payment for Securities.** Payment for the Securities shall be received by the **"Escrow Agent"** from the undersigned by payment of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto (the **"Purchase Price").** Upon the Closing, the Escrow Agent shall release such funds to the Company.

5.    **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

a)    The Company is duly formed and validly existing under the laws of Delaware with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b)    The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and non-assessable, and will conform in all material respects to the description thereof set forth in the Form C.

c)    The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d)     Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6.     **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

a)     General.

i.     The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.     The undersigned is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.      The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.      Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b)      <u>Information Concerning the Company.</u>

i.      The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii.      The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.      The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of its affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.      The undersigned is familiar with the business and

financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the closing of undersigned's investment, to cancel the purchase and get a full refund.

c) <u>No Guaranty.</u> The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) <u>Status of Undersigned</u>. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)        <u>Restrictions on Transfer or Sale of Securities</u>.

i.        The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.        The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the **"Commission")** provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

     iii.  The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

    7.  **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 being true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

    8.  **Future Offerings under Regulation A of the Act.** In the event the Company elects to make an offering of securities (a) of the same class as the Securities, or (b) securities that the CEO, in its sole discretion, determines to be the economic equivalent of the Securities
**("Equivalent Securities")** under Regulation A of the Act, the undersigned agrees that, at the sole discretion of the CEO, the Securities (or some portion of the Securities) may be exchanged for an equivalent number of securities of the same class or Equivalent Securities of the Company, at no cost to the undersigned. The undersigned agrees to provide any information necessary to effect such exchange, and to hold the securities issued under Regulation A in the manner prescribed in such offering, including holding the securities to be issued in "street name" in a brokerage account. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the CEO.

    9.  **Revisions to Manner of Holding.** In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company **("Crowdfunding SPVs")** to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act, and to take any and all actions determined by the CEO in good faith to be advisable to transfer any Shares held by the Investor into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Shares. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange, or take such actions, in a timely

manner, the Company may repurchase the Securities at a price to be determined by the CEO.

10. **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

11. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. **Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned **("Proceedings"),** the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in New Jersey which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16. **Section and Other Headings**. The section and other headings contained in this subscription Agreement are for reference purposes only and shall not affect the meaning  or interpretation of this Subscription Agreement.

17. **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and

the same agreement.

18.    **Notices**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses for the respective parties set forth on the signature pages hereto (or to such other address as either party shall have specified by notice in writing to the other at the addresses).

19.    **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20.    **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21.    **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22.    **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of <mark>[EFFECTIVE DATE]</mark>

Number of Units: 1,235,000

Aggregate Purchase Price: $1,235,000

**COMPANY:**
 **AI EDUCATORS, LLC**

Name:

Title:

**Read and Approved (For IRA Use Only):** **SUBSCRIBER:**

By: [Entity Name]

By:

Name:

Title:

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[  ] Accredited

[  ] Not Accredited

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

**EXHIBIT C: ARTICLES OF ORGANIZATION**

# STATE *of* DELAWARE
# LIMITED LIABILITY COMPANY
# CERTIFICATE *of* FORMATION

## FIRST
## Name

The name of the limited liability company is:
AI Educators, LLC

## SECOND
## Registered Agent

The address of its registered office in the State of Delaware is
8 The Green, Suite B in the City of Dover. Zip code 19901.

The name of its registered agent at such address is
Northwest Registered Agent Service, Inc.

## THIRD
## Duration

The duration of the limited liability company shall be perpetual.

## FOURTH
## Purpose

The purpose for which the company is organized is to conduct any and all
lawful business for which Limited Liability Companies can be organized
pursuant to Delaware statute.

**In Witness Whereof,** the undersigned have executed this Certificate of
Formation this 11th day of May, 2023.

By: _Nat Smith_____
Authorized Person
Name: Nat Smith

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:06 AM 05/11/2023
FILED 09:06 AM 05/11/2023
SR 20231959319 - File Number 7454709

**EXHIBIT D: OPERATING AGREEMENT**

AI EDUCATORS, LLC

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of May 11, 2023

TABLE OF CONTENTS

3814969v6

3814969v6

AI EDUCATORS, LLC
LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (the "Agreement") of AI Educators, LLC (the "Company"), dated as of May 11, 2023 (the "Effective Date"), is by and among:

(i)    Each Person listed on Schedule 3.1 hereto as holding Class A Units and such other parties holding Class A Units who from time to time become party hereto by executing a counterpart signature page hereof and are designated by the Board of Managers as "Investors" (together, the "Investors," and each an "Investor");

(ii)   Each Person listed on Schedule 3.1 hereto as holding Class C units and such other parties holding Class C Units who from time to time become party hereto by executing a counterpart signature page hereof and are designated by the Board of Managers as "Other Investors" (together, the "Other Investors" and each an "Other Investor"); and

(iii)  Each Person listed on Schedule 3.1 hereto as holding Class P Units and such other Persons holding Class P Units who from time to time become party hereto by executing a counterpart signature page hereof (collectively, the "Management Members" and, together with the Investors and the Other Investors, the "Members").

RECITALS

WHEREAS, the Company was formed as a limited liability company on May 11, 2023 in accordance with the Act (as defined herein) by the filing of the Certificate (as defined herein) with the Secretary of State of Delaware; and

WHEREAS, the Members desire to enter into this Agreement with the Company to set forth the terms and conditions of the business and affairs of the Company and to determine the rights and obligations of the Members.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein, the Members hereby agree as follows:

1.    DEFINITIONS.

For purposes of this Agreement certain capitalized terms have specifically defined meanings which are either set forth herein or referred to in Exhibit 1 which is attached hereto and incorporated herein by reference.

2.    FORMATION AND PURPOSE.

2.1.  Formation; Amendment and Restatement.  The Company was formed as a limited liability company on May 11, 2023, in accordance with the Act by the filing of the Certificate with the Secretary of State of the State of Delaware. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2. Name. The name of the Company is "AI Educators, LLC" dba LUCA. The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board of Managers deems appropriate. The Board of Managers shall file, or shall cause to be filed, any fictitious name certificates and similar filings, and any amendments thereto, that the Board of Managers considers appropriate.

2.3. Registered Office/Agent. The registered office and registered agent required to be maintained by the Company pursuant to the Act shall be the office and the agent so designated in the Certificate. The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time in the determination of the Board of Managers.

2.4. Term. The term of the Company shall continue indefinitely unless sooner terminated as provided herein. The existence of the Company as a separate legal entity shall continue until the termination of the Certificate as provided in the Act.

2.5. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company, directly or through its subsidiaries and Affiliates is, developing, manufacturing, providing, marketing, using, offering to sell and selling services and products based on or arising out of the online learning software platform for individuals with dyslexia and other reading challenges known as the LUCA Learning Platform or LUCA, and engaging in any and all lawful business that may be engaged by a limited liability company organized under the Act (such activities, the "Business").

2.6. Powers. To the extent consistent with the Act and other applicable laws, the Company shall possess and may exercise such powers and privileges as are necessary, advisable, incidental or convenient to, or in furtherance of the conduct, promotion or attainment of, the Business.

2.7. Filings. Such Persons as may be designated from time to time by the Board of Managers as authorized persons, within the meaning of the Act, to execute, deliver and file any amendments or restatements of the Certificate or any certificate of cancellation of the Certificate and any other certificates or instruments and any amendments or restatements thereof necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

2.8. Principal Office. The principal executive office of the Company shall be located at such place as the Board of Managers shall establish from time to time within or without the State of Delaware. The Board of Managers may establish and maintain such additional offices and places of business of the Company, either within or without the State of Delaware, as it deems appropriate.

2.9. No State-Law Partnership. Subject to the next sentence in this Section 2.9, the Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement,

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for any purposes other than as set forth in the immediately following sentence, and neither this Agreement nor any document entered into by the Company or any Member will be construed to suggest otherwise. However, the Members intend that the Company be treated as a partnership for U.S. federal and all applicable state and local income tax purposes, and the Company and each Member will file all tax returns and will otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

3.    MEMBERSHIP, CAPITAL CONTRIBUTIONS AND UNITS.

3.1.    Members. The Members shall be listed on Schedule 3.1, as maintained by the Board of Managers and from time to time amended and supplemented in accordance with this Agreement. As of the date of this Agreement, each Member shall hold the number and Class(es) of Units set forth on Schedule 3.1. Schedule 3.1 shall be amended from time to time by the Board of Managers so that it sets forth the then current list of Members and the number and Class(es) of Units held by each Member. Notwithstanding anything to the contrary contained herein, the Board of Managers shall not be required to disclose Schedule 3.1 to any Management Member.

3.2.    Member Interests and Units. The Interests of the Members of the Company shall be divided into Units, which Units shall not be certificated. There shall be multiple separate Classes of Units, as follows:

(a)    Class A Units. Each "Class A Unit" shall represent an Interest in the Company, shall be designated as a Class A Unit of the Company and shall be entitled to the Distributions provided for in Section 5.

(b)    Class C Units. Each "Class C Unit" shall represent an Interest in the Company, shall be designated as a Class C Unit of the Company and shall be entitled to the Distributions provided for in Section 5.

(c)    Class P Units. Each "Class P Unit" shall represent an Interest in the Company, shall be designated as a Class P Unit of the Company and shall be entitled to the Distributions provided for in Section 5. Each Class P Unit will be subject to a Restricted Unit Agreement. All Class P Units shall be granted in exchange for services provided or to be provided to or for the benefit of the Company or its subsidiaries and are intended to constitute "profits interests" for federal income tax purposes. The provisions of this Agreement shall be interpreted and applied in accordance with such intent. Certain Class P Units shall (i) be granted subject to a "Distribution Threshold" in favor of the other then-outstanding Units set in a manner determined by the Board of Managers to cause such Class P Unit to constitute a "profits interest" for federal income tax purposes and (ii) be subject to such other limitations and restrictions (including, without limitation, vesting and forfeiture provisions) as the Board of Managers may determine at the time of grant. Such Distribution Threshold and such restrictions and limitations, if any, shall be set forth in the Restricted Unit Agreement pursuant to which such Class P Unit is granted. Each recipient of a Class P Unit agrees to timely and properly file an election under Section 83(b) of the Code with respect to such Class P Unit and shall promptly provide the Company with a copy of such election.

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3.3.   Voting. Notwithstanding the fact that a Member may hold any combination of Interests (including Units of more than one Class), the Class A Units, Class C Units and Class P Units, and the holders thereof, shall constitute the same Class of Units and Members, respectively, for all purposes under the Act and this Agreement (including with respect to Transfers, including Transfers pursuant to Sections 13.1 and 13.2) except to the extent this Agreement expressly provides otherwise.  All Units shall be non-voting, except as specifically set forth herein.  To the extent that a vote, consent, approval or other action is required by the provisions of the Act which may not be modified by a limited liability company agreement, the vote, consent, approval or other action of a majority of the Class A Units shall constitute such vote, consent, approval or other action. In no event shall Class C Units or Class P Units have the right to vote on any matter.

3.4.   Actions Requiring Consent of the Investors. Notwithstanding the grant of authority to the Board of Managers pursuant to Section 7.2 and notwithstanding any other provision of this Agreement, without the prior written consent or prior written approval of a majority of the Investors, the Company shall not, and shall not permit any of its subsidiaries to, and none of the Members nor the Board of Managers shall vote, resolve or approve so as to cause or permit the Company or any of its subsidiaries to, do any of the following:

(a)     (i) liquidate, dissolve or wind up, (ii) consolidate or merge into or with any other entity, (iii) sell, lease or otherwise transfer all or substantially all of its assets to another entity, (iv) enter into any other business combination transaction with another entity or (v) otherwise consummate a Company Sale;

(b)     enter into any transaction with Affiliates or senior management (except for (a) arms-length employment agreements and transactions between or among the Company and any of its wholly-owned subsidiaries or between wholly-owned subsidiaries and (b) transactions made pursuant to any written agreements in effect on the date hereof and furnished to the Investors on or prior to the date hereof);

(c)     enter into any new line of business or otherwise change significantly the scope or nature of the Business of the Company and its subsidiaries, taken as a whole;

(d)     adopt any Budget or annual business plan or materially amend such Budget or business plan if adopted;

(e)     incur any indebtedness, including entry into any guarantee in respect of indebtedness, other than working capital loans not to exceed $100,000 and other similar transactions in the ordinary course of business;

(f)     acquire, sell or dispose of any assets other than in the ordinary course of business, including, without limitation, acquiring or selling any ownership interest in any other Person, or acquire assets in the ordinary course of business in excess of $100,000 for the Company and its subsidiaries in the aggregate in any fiscal year;

(g)     declare or make payment of any dividends on or make redemptions of any class of Units (except as otherwise expressly provided in this Agreement) or effect any subdivision, combination or recapitalization of the Company or its equity securities;

(h)     create, issue or sell (by reclassification, merger, consolidation, public or private offering, reorganization or otherwise) any securities (including, without limitation, any convertible securities);

(i)     adopt or amend any equity incentive or option plans;

(j)     alter, amend or waive any term or condition of the Company's certificate of formation or any organizational documents of any subsidiary of the Company (including an amendment effected by merger, consolidation or other reorganization);

(k)     select or change the Company's independent auditors;

(l)     grant any severance or terminate pay to any officer of the Company or its subsidiaries except (A) payments made pursuant to any written agreements outstanding on the date hereof and furnished to the Investors on or prior to the date hereof or (B) as determined by counsel to the Company to be required by applicable law;

(m)     remove or replace, or change the compensation for, any executive officers;

(n)     effect any acquisition or disposition, including, without limitation, asset acquisitions or dispositions, or by way of reorganization, merger, recapitalization or sale, or any sale of equity interests in any subsidiary of the Company or any transaction which would make any subsidiary of the Company not wholly owned;

(o)     enter into, amend, terminate or modify, any Contractual Obligation that would purport to apply to the Investors or any of their Affiliates (other than the Company and its subsidiaries);

(p)     enter into any transaction (other than transactions between or among the Company and any of its wholly owned subsidiaries or between wholly owned subsidiaries) with (a) any Member holding more than 1% of the Company' outstanding equity securities or (b) any director, officer or employee of the Company or any of its subsidiaries, unless such transaction is determined by a majority of the Board of Managers to be fair and reasonable to the Company;

(q)     enter into, amend, terminate or modify any Contractual Obligation that restricts, purports to restrict or otherwise affect, the ability of the Company or any of its subsidiaries to engage in any line of business or to compete with any Person in any jurisdiction;

(r)     enter into, amend, terminate or modify any "material contract" (as defined in Item 601 of Regulation S-K promulgated under the Securities Act);

(s)     conduct a Public Offering;

(t)     convert the Company to corporate form, regardless of the form of the transaction used to accomplish the conversion;

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(u) enter into or amend any partnership or joint venture;

(v) make an assignment for the benefit of creditors, decide to subject any of its subsidiaries to any proceedings under any bankruptcy or insolvency law, decide to avail the Company or any of its subsidiaries of the benefit of any other legislation for the benefit of debtors, or take steps to wind up or terminate the Company's existence;

(w) adopt, or modify in any material respect, any significant accounting policy or tax policy, or take any other material action relating to taxes;

(x) guarantee any obligation of any Person other than the Company or any wholly-owned subsidiary of the Company;

(y) take any material action relating to taxes including changing the tax status of the Company;

(z) create any subsidiary;

(aa) select or remove the Company's legal or financial advisor or other advisor or consultant involving annual compensation in excess of $100,000;

(bb) incur, or commit to incur, capital expenditures in excess of 110% of the amount contemplated by the Budget, individually or in the aggregate;

(cc) enter into any real estate lease or contractual obligation involving aggregate payments over the initial term in excess of $100,000 (other than extensions, renewals or option exercises with respect to existing real estate leases, licenses and occupancy agreements; provided that the Company shall provide the Investors with reasonable advance notice of such extensions, renewals or option exercises, including in connection with any quarterly meetings of the Board of Managers); or

(dd) enter into any agreement to do any of the foregoing.

3.5. Specific Limitations. Without the prior written consent of the Board of Managers, no Member shall have the right or power to: (a) withdraw or reduce its Capital Contribution except as a result of the dissolution of the Company or as otherwise provided by the Act or in this Agreement, (b) make voluntary Capital Contributions or contribute any property to the Company other than cash, (c) bring an action for partition against the Company or any of the Company's assets, (d) cause the dissolution of the Company, except as set forth in this Agreement or as required by the Act or (e) require that property other than cash be distributed upon any Distribution.

3.6. Additional Members and Units. Subject to Section 3.2 and Section 12, the Board of Managers may issue additional Units, admit Persons as Members in exchange for such contributions to capital (including commitments to make contributions to capital) or such other consideration (including past or future services) and on such terms and conditions (including vesting and forfeiture provisions in the case of Units issued to employees and consultants), and may authorize new classes of Units with such rights and privileges as the Board of Managers determines to be appropriate. Promptly following the issuance of additional Units, the Board of

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Managers shall cause the books and records of the Company and Schedule 3.1 to be amended (for avoidance of doubt, such amendment is not subject to the Member approvals contemplated by Section 17.1) to reflect the number of Units issued, any Members or additional Members being issued such Units, the date of such issuance and, in the case of Units issued other than solely as consideration for the performance of services, the Capital Contribution per Unit. Upon the execution of this Agreement or a counterpart of this Agreement, together with any other documents or instruments required by the Board of Managers in connection therewith, and the making of the Capital Contribution (if any) specified to be made at such time, a Person shall be admitted to the Company as a Member of the Company.

3.7.    Capital Contributions. Each Member's Capital Contribution or deemed Capital Contribution, if any, whether in cash or in kind, and the number of Units issued to such Member shall be as set forth in Schedule 3.1 (as amended or updated from time to time pursuant to Section 3.6). Any in-kind Capital Contributions shall be effected by written assignments or such other documents as the Board of Managers shall direct. Any Member making an in-kind Capital Contribution agrees from time to time to do such further acts and execute such further documents as the Board of Managers may direct to perfect the Company's interest in such in-kind Capital Contribution. No Member shall be obligated to make any Capital Contribution that is in addition to the amounts set forth opposite such Member's name in Schedule 3.1.

3.8.    Company's Repurchase of Certain Class P Units.

(a)    Unless otherwise agreed in writing by the Company with specific reference to this Section 3.8, an individual who holds Vested Class P Units received as compensation for services and ceases to be employed by, or provide services to, the Company or its subsidiaries shall, at the Company's election, be required to sell to the Company all or a portion of such Class P Units (together with any related Capital Account balance) as follows:

(i)    if prior to the earlier of (a) a Company Sale or (b) a liquidation of the Company, such individual's employment or engagement with the Company or any of its subsidiaries is terminated for Cause, or such individual resigns from his employment by or engagement with the Company or any of its subsidiaries other than for Good Reason or as a result of death or disability, then (x) such individual shall be required to sell all of such individual's Vested Class P Units to the Company for $1 in the aggregate in accordance with the procedures set forth in Section 3.8((b)) and (y) all Unvested Class P Units held by such individual shall be forfeited on the date of such termination of employment; and

(ii)    if such individual's employment by or engagement with the Company or any of its subsidiaries is terminated for any reason other than in the circumstances described in subsections (a)(i) of this Section 3.8 prior to the earlier of (a) a Company Sale or (b) a liquidation of the Company, then (x) such individual shall be required to sell all of such individual's Vested Class P Units to the Company at a price per Unit equal to the Fair Market Value of such Units in accordance with the procedures set forth in

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Section 3.8((b)) and (y) all Unvested Class P Units held by such individual shall be forfeited on the date of such termination of employment.

(b)     If the Company determines to repurchase an individual's Vested Class P Units pursuant to this Section 3.8, the Company shall give written notice of its intention to do so, which notice shall designate the closing date for the repurchase (which shall be not later than thirty (30) days after the date of such notice).  The designated closing date shall be extended by the amount of time, if any, needed to determine the Fair Market Value of the Units being purchased.  At the closing, the Company shall purchase the Vested Class P Units by check or wire transfer and the individual shall execute such documents or instruments of transfer as the Company may reasonably request in order to transfer the Vested Class P Units being repurchased to the Company.  If the individual fails or refuses to execute such documents or instruments of transfer, the Board of Managers may withhold the purchase price until the documents or instruments of transfer are executed and become effective. Notwithstanding the foregoing, in the event that the purchase price hereunder exceeds One Million Dollars ($1,000,000.00), the Company, at the Company's discretion, may elect to pay sum amounts by delivering twenty percent (20%) at the closing and paying the balance in five (5) annual installments each due on the anniversary date of the closing, together with interest at the applicable federal rate.

4.     CAPITAL ACCOUNTS.

4.1.     Capital Accounts.  A separate account (each a "Capital Account") shall be established and maintained for each Member which:

(a)     shall be increased by (i) the amount of cash and the Fair Value of any other property contributed by such Member to the Company as a Capital Contribution (net of liabilities secured by such property or that the Company assumes or takes the property subject to) and (ii) such Member's share of the Net Profit (and other items of income and gain) of the Company; and

(b)     shall be reduced by (i) the amount of cash and the Fair Value of any other property distributed to such Member (net of liabilities secured by such property or that the Member assumes or takes the property subject to) and (ii) such Member's share of the Net Loss (and other items of loss and deduction) of the Company.

As of the time of its issuance, each Class P Unit shall have an initial Capital Account equal to zero. It is the intention of the Members that the Capital Accounts of the Company be maintained in accordance with the provisions of Section 704(b) of the Code and the Regulations thereunder and that this Agreement be interpreted consistently therewith.

4.2.     Revaluations of Assets and Capital Account Adjustments.  Unless otherwise determined by the Board of Managers, immediately preceding the issuance of additional Units in exchange for cash, property or services to a new or existing Member and upon the redemption of the Interest of any Member, the then prevailing Asset Values of the Company shall be adjusted to equal their respective gross Fair Values and any increase in the net equity value of the Company (Asset Values less liabilities) shall be credited to the Capital Accounts of the Members in the same manner as

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Net Profits are credited under Section 5.5(b) (or any decrease in the net equity value of the Company shall be charged in the same manner as Net Losses are charged under Section 5.5(b)).

4.3.    Additional Capital Account Adjustments.  Any income of the Company that is exempt from federal income tax shall be credited to the Capital Accounts of the Members in the same manner as Net Profits are credited under Section 5.5(b) when such income is realized.  Any expenses or expenditures of the Company which may neither be deducted nor capitalized for tax purposes (or are so treated for tax purposes) shall be charged to the Capital Accounts of the Members in the same manner as Net Losses are charged under Section 5.5(b).  If any special adjustments are made to Company property pursuant to Code Sections 734(b) or 743(b), Capital Accounts shall be adjusted to the extent required by the Regulations under Section 704 of the Code.

4.4.    Additional Capital Account Provisions.  No Member shall have the right to demand a return of all or any part of such Member's Capital Contributions.  Any return of the Capital Contributions of any Member shall be made solely from the assets of the Company and only in accordance with the terms of this Agreement.  Except to the extent otherwise expressly provided for in this Agreement, no interest shall be paid to any Member with respect to such Member's Capital Contributions or Capital Account.  In the event that all or a portion of the Units of a Member are transferred in accordance with this Agreement, the transferee of such Units shall also succeed to all or the relevant portion of the Capital Account of the transferor.  Units held by a Member may not be transferred independently of the Interest to which the Units relate.

5.    DISTRIBUTIONS AND ALLOCATIONS OF PROFIT AND LOSS.

5.1.    Board of Managers Determination.  The Board of Managers shall determine the timing and the aggregate amount of any Distributions to Members under Section 5.1(b), and shall make the Distributions required by Sections 5.1(a) and 14.3.  The amount of any such Distributions to any Member at any time shall be determined in accordance with this Section 5.1.

(a)    Tax Distributions.

(i)    Subject to any agreement with respect to indebtedness of the Company or any of its subsidiaries and subject to the establishment of any reserves the Board of Managers deems necessary, the Company shall, to the extent the Company has available cash for distribution, distribute to each Member on a quarterly basis by the $10^{th}$ (or next succeeding business day) of each of March, June, September and December of each year (or such other dates as may be appropriate in light of tax payment requirements), an amount (the *"Tax Distribution"*) in cash equal to the excess, if any, of (x) such Member's Cumulative Tax Liability (as defined in clause (ii) below) over (y) the amounts previously distributed pursuant to this Section 5.1(a) during the same calendar year.  For the avoidance of doubt, such distributions shall be made at such times as to permit the Members or their applicable owners to timely satisfy estimated tax or other tax payment requirements.  For purposes of computing a Member's Tax Distribution under this Section 5.1(a), salaries, bonuses, and any other payments in the

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nature of compensation shall not be taken into account, other than as an expense of the Company.

(ii)    For purposes of this Section 5.1(a), a "Member's Cumulative Tax Liability" means, with respect to all relevant periods or portions thereof beginning as of the date of this Agreement and ending on the last day of the most recent relevant period, the product of (x) the cumulative excess of taxable income over taxable losses of the Company allocated to such Member pursuant to this Agreement (taking into account such losses only to the extent usable by such Member against such income, assuming such Member has no assets other than its interest in the Company and no income or losses other than those with respect to the Company), calculated without regard to any gain or loss attributable to or realized in connection with a Deemed Liquidity Event and (y) the highest single combined marginal federal, state and local tax rate then applicable to an individual or corporation resident in New York City, New York (whichever is higher) on income or gain of the category represented by such allocation (assuming the Member has no income or loss from sources other than the Company, and treating state and local taxes as nondeductible).

(iii)    Tax distributions shall be treated as an advance of, and shall reduce, subsequent distributions that would otherwise be made under Section 5.1(b).

(iv)    If, following an audit or examination, there is a determination that a Member has been underallocated items of income or gain or overallocated items of loss or deduction such that the Member has an additional tax liability (determined under the assumptions used to determine a Member's Cumulative Tax Liability), the Company shall promptly distribute to such Member as a Tax Distribution an amount equal to such additional tax liability plus any interest and penalties thereon. If there is a determination that a Member has been overallocated items of income or gain or underallocated items of loss or deduction such that cumulative Tax Distributions previously paid are in excess of the Member's Cumulative Tax Liability, such Member shall pay to the Company the amount of such excess; provided, however, that a Member shall not be required to pay an amount greater than any cash refund received or other cash benefit resulting from the relevant adjustment; and provided, further, that in lieu of paying an excess that a Member would otherwise be required to pay, the Board of Managers may instead elect to have the Company reduce future distributions to such Member by the amount of such excess.

(b)    Other Distributions. Except for Tax Distributions, Distributions shall be made as follows:

(i)     To the Class A Unit Holders, Class C Unit Holders and, subject to the provisions below, Class P Unit Holders pro rata in accordance with the number of Class A Units, Class C Units and Class P Units held by each such Person.

(c)     <u>Profits Interests</u>.

(i)     Notwithstanding anything contained in <u>Section 5.1(b)</u> to the contrary and subject to <u>Section 5.1(c)(ii)</u>, all Distributions under <u>Section 5.1(b)</u> to any holder of Class P Units with respect to Class P Units that are not Vested Class P Units ("<u>Unvested Class P Units</u>") will be held in a separate account by the Company and distributed to such holder of Unvested Class P Units as soon as reasonably practicable, as determined by the Board of Managers in its reasonable discretion, following the date such Unvested Class P Units become Vested Class P Units; <u>provided</u>, <u>however</u>, that if any holder of Unvested Class P Units is required to forfeit such Unvested Class P Units or such Units are terminated under the terms set forth in the applicable Restricted Unit Agreement pursuant to which such Unvested Class P Units were issued, then any amounts that have not been distributed with respect to such Unvested Class P Units will instead be distributed to all other holders of Units as if (x) such Distribution were a new Distribution pursuant to <u>Section 5.1(b)</u>, and (y) such forfeited or terminated Unvested Class P Units were never issued.

(ii)     The Class P Units are intended to constitute "profits interests" for federal income tax purposes and the provisions of this Agreement shall be interpreted in accordance with such intent. Thus, amounts that would otherwise be distributed to holders of Class P Units under <u>Section 5.1(b)</u> of this Agreement shall be distributed to such holders only to the extent that such amounts represent net profits earned by the Company after the issuance of the relevant Class P Units, as determined in good faith by the Board of Managers consistent with the intent that the Class P Units represent profits interests and consistent with pro rata treatment of all Class P Units issued on the same day. In furtherance of the foregoing, notwithstanding anything contained in <u>Section 5.1(b)</u> to the contrary, no Class P Unit Holder shall be entitled to Distributions pursuant to <u>Section 5.1(b)</u> with respect to any Class P Unit that is issued with a "Distribution Threshold" (as defined in the applicable Restricted Unit Agreement) until there shall have been distributed pursuant to <u>Section 5.1(b)</u> (after the issuance of such Class P Unit) in the aggregate with respect to all other Units, an amount of Distributions equal to the "Distribution Threshold" (as set forth in the applicable Restricted Unit Agreement) with respect to such Class P Unit. The Board of Managers shall make any additional adjustments deemed appropriate in its sole discretion such that the Class P Units will be considered "profits interests" for federal income tax purposes.

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**5.2.**   No Violation.  Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a Distribution to any Member on account of such Member's Interest in the Company if such Distribution would violate Section 18-607 of the Act or other applicable law.

**5.3.**   Withholding.  All amounts withheld or otherwise paid over to any governmental authority pursuant to the Code or any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to a Member, or which are otherwise attributable to a Member, shall be treated as amounts distributed to such Member (including, without limitation, any such withholding or payment in respect of an "imputed underpayment" under section 6225 of the Code (or any similar or analogous provision under state, local or foreign law) including, in each case, any associated interest, penalties or other additions).  The Board of Managers is authorized to withhold from Distributions to Members, or with respect to allocations to Members, and in each case shall cause the Company to timely pay over to the appropriate federal, state, local or foreign governmental authority any amounts required to be so withheld or paid.  The Board of Managers shall allocate any such amounts to the Members in respect of which the tax was withheld or paid and shall treat such amounts as actually distributed to such Members or, as applicable, as an advance against future distribution under Section 5.1(b).

**5.4.**   Property Distributions and Installment Sales.  If any assets of the Company shall be distributed in kind pursuant to this Section 5, such assets shall be distributed to the Members entitled thereto in the same proportions as the Members would have been entitled to cash Distributions.  The amount by which the Fair Value of any property to be distributed in kind to the Members exceeds or is less than the then prevailing Asset Value of such property shall, to the extent not otherwise recognized by the Company, be taken into account in determining Net Profit and Net Loss and determining the Capital Accounts of the Members as if such property had been sold at its Fair Value immediately prior to such Distribution.  If any assets are sold in a transaction in which, by reason of Section 453 of the Code, gain is realized but not recognized, such gain shall be taken into account when realized in computing gain or loss of the Company for purposes of allocation of Net Profit or Net Loss under this Section 5 and, if such sales shall involve substantially all of the assets of the Company, the Company shall be deemed to have dissolved and terminated notwithstanding any election by the Members to continue the Company for purposes of collecting the proceeds of such sales.

**5.5.**   Net Profit or Net Loss.

(a)   The "Net Profit" or "Net Loss" of the Company for each year or relevant part thereof shall mean the Company's taxable income or loss for federal income tax purposes for such period (including all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments:

(i)   Gain or loss attributable to the disposition of property of the Company with an Asset Value different from the adjusted basis of such property for federal income tax purposes shall be computed with respect to the Asset Value of such property, and any tax gain or loss not included in

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Net Profit or Net Loss shall be taken into account and allocated for federal income tax purposes among the Members pursuant to Section 5.7.

(ii)    In lieu of the depreciation, amortization or other cost recovery deductions taken into account in computing such taxable income or loss, depreciation, amortization or cost recovery deductions allowable with respect to any property the Asset Value of which differs from its adjusted Tax basis for federal income tax purposes shall be equal to an amount that bears the same ratio to such beginning Asset Value as the federal income tax depreciation, amortization or other cost recovery deductions for such period bear to such beginning adjusted tax basis; provided, however, that if the adjusted tax basis of the property at the beginning of such period is zero, depreciation shall be determined with respect to such asset using any reasonable method selected by the Board of Managers.

(iii)    Any items that are required to be specially allocated pursuant to Section 5.6 shall not be taken into account in determining Net Profit or Net Loss.

(b)    Allocations of Income, Gain, Loss, Deduction and Credit. Net Profit or Net Loss of the Company or, to the extent appropriate, items thereof for any relevant period shall be allocated to the Capital Accounts of the Members so as to ensure, to the extent possible, that the Capital Accounts of the Members as of the end of such period, as increased by the Members' shares of "partnership minimum gain" and "partner nonrecourse debt minimum gain" (within the meaning of Regulation 1.704-2) not otherwise required to be taken into account in such period, are equal to the aggregate Distributions that Members would be entitled to receive (determined for this purpose assuming all Units were fully vested) if all of the assets of the Company were sold for their Asset Values, the liabilities of the Company were paid in full (except that non- recourse liabilities shall be paid only to the extent, with respect to each asset subject to a non-recourse liability, the non-recourse liability does not exceed the Asset Value), and the remaining proceeds were distributed as of the end of such accounting period in accordance with Section 5.1(b) (taking into account any adjustments for prior Tax Distributions). The allocations made pursuant to this Section 5.5 are intended to comply with the provisions of Section 704(b) of the Code and the Regulations thereunder and, in particular, to reflect the Members' economic interests in the Company as set forth in Section 5.1, and this Section 5.5 shall be interpreted in a manner consistent with such intention.

5.6.    Regulatory Allocations. Although the Members do not anticipate that events will arise that will require application of this Section 5.6, provisions are included in this Agreement governing the allocation of income, gain, loss, deduction and credit (and items thereof) as may be necessary to provide that the Company's allocation provisions contain a so-called "Qualified Income Offset" and comply with all provisions relating to the allocation of so-called "Non-recourse Deductions" and "Partner Non-recourse Deductions" and the chargeback thereof as set forth in the Regulations under Section 704(b) of the Code (such regulatory allocations, "Regulatory Allocations"); provided, however, that the holders of the Units intend that all Regulatory Allocations that may be required shall be offset by other Regulatory Allocations or special allocations of items so that the share of the Net Profit and Net Loss of the Company of each holder of Units will be the same as it would have been had the events requiring the Regulatory Allocations not occurred. For this purpose the Partnership Representative, based on the advice of the Company's auditors or tax counsel, is hereby authorized to make such special curative allocations as may be appropriate.

5.7.    Tax Allocations; Contributed Assets; Revalued Assets; Elections and Limitations; Section 754 Election.

(a)    Tax Allocations. Except as set forth below, or as otherwise required by law, all items of income, gain, losses, deduction and credit shall be allocated for federal, state and local income tax purposes so as to reflect, in the judgment of the Board of Managers, the allocations of corresponding items for Capital Account purposes under Section 5.5, except to the extent otherwise required by Section 704(c) of the Code and the Regulations promulgated thereunder or as required by law.

(b)    Contributed Assets. In accordance with Section 704(c) of the Code, income, gain, loss and deduction with respect to any property contributed to the Company with an adjusted basis for federal income tax purposes different from the initial Asset Value at which such property was accepted by the Company shall, solely for tax purposes, be allocated among the Members so as to take into account such difference in the manner required by the traditional method under Section 704(c) of the Code and the applicable Regulations, including Regulations Section 1.704-3(b).

(c)    Revalued Assets. If the Asset Value of any asset of the Company is adjusted pursuant to Section 4.2, subsequent allocations of income, gain, loss and deduction with respect to such asset shall, solely for tax purposes, be allocated among the Members so as to take into account such adjustment in the same manner as the traditional method under Section 704(c) of the Code and the applicable Regulations, including Regulations Section 1.704-3(b).

(d)    Elections and Limitations. The allocations required by this Section 5.7 are solely for purposes of federal, state and local income taxes and shall not affect either the allocation of Net Profits or Net Losses as between Members or any Member's Capital Account. All tax elections and determinations of or made by the Company and any tax allocations required by this Section 5.7 shall be made as determined by the Board of Managers.

5.8.    Changes in Members' Interest. If during any year of the Company there is a change in any Member's Interest in the Company, the Board of Managers shall confer with the tax advisors to the Company and, in conformity with such advice, allocate the Net Profit or Net Loss to the Members so as to take into account the varying Interests of the Members in the Company using the interim closing of the books method with calendar day convention pursuant to Code Section 706 and Regulations Section 1.706-4.

5.9.    Tax Position. Without providing prior written notice to the Company and obtaining the prior written consent of the Board of Managers, no Member will take a position on such Member's federal income tax return, in any claim for refund or in any administrative or legal proceedings that is inconsistent with this Agreement or with any information return filed by the Company.

6.      STATUS, RIGHTS AND POWERS OF MEMBERS.

**6.1.**    Limited Liability.  Except as otherwise required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, expenses, obligations and liabilities of the Company, and no Member or Indemnified Person shall be obligated personally for any such debt, expense, obligation or liability of the Company solely by reason of being a Member or Indemnified Person.  All Persons dealing with the Company shall have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company.  In no event shall any Member be required to make up any deficit balance in such Member's Capital Account upon the liquidation of such Member's Interest or any time or otherwise.

**6.2.**    Return of Distributions of Capital.  Except as otherwise expressly required by law, a Member, in such capacity, shall have no liability for obligations or liabilities of the Company in excess of (a) the amount of such Member's Capital Contributions, (b) such Member's share of any assets and undistributed profits of the Company and (c) to the extent required by law, the amount of any Distributions wrongfully distributed to such Member.  Except as contemplated by Section 5.1(a)(iv) or as required by law, no Member shall be obligated by this Agreement to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company; provided, however, that if any court of competent jurisdiction holds that, notwithstanding this Agreement, any Member is obligated to return or pay any part of any Distribution, such obligation shall bind such Member alone and not any other Member or any Manager, and provided, further, that if any Member is required to return all or any portion of any Distribution under circumstances that are not unique to such Member but that would have been applicable to all Members if such Members had been named in the lawsuit against the Member in question (such as where a Distribution was made to all Members and rendered the Company insolvent, but only one Member was sued for the return of such Distribution), the Member that was required to return or repay the Distribution (or any portion thereof) shall be entitled to reimbursement from the other Members that were not required to return the Distributions made to them based on each such Member's share of the Distribution in question.  The provisions of the immediately preceding sentence are solely for the benefit of the Members and shall not be construed as benefiting any third party.  The amount of any Distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to such Member.

**6.3.**    No Management or Control.  Except as expressly provided in this Agreement, no Member shall take part in or interfere in any manner with the management of the business and affairs of the Company or have any right or authority to act for or bind the Company.

**6.4.**    Member Duties.

(a)      No Member shall have any duty to the Company or to any other Member except as expressly set forth herein or in other written agreements.

(b)     Subject to the approval of the Board of Managers, any Member may lend money to, borrow money from, act as a surety, guarantor or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with, the Company and, subject to other applicable law, shall have the same rights and obligations with respect to any such matter as a person who is not a Member.

7.     DESIGNATION, RIGHTS, AUTHORITIES, POWERS, RESPONSIBILITIES AND DUTIES OF THE BOARD OF MANAGERS.

7.1.     Board of Managers.

(a)     Number and Initial Managers.  The business of the Company shall be managed by a Board of Managers (the "Board of Managers"), and the Persons constituting the Board of Managers shall be the "managers" of the Company for all purposes of the Act (each, a "Manager", and collectively, the "Managers").  The number of Managers shall be one (1) or such greater or lesser number as the Investors shall determine from time to time, provided, however, the number of Managers shall not be less than one (1). The Board of Managers as of the Effective Date shall consist of a representative from each Class A Unit Holder. As of the Effective Date, the Board of Managers shall consist of:

(i)     Scott Sosso, who is hereby designated to serve as the initial Manager of the Company.

Each Manager shall, unless otherwise provided in this Agreement or by law, hold office until such individual resigns, dies or is removed in accordance with Section 7.1(c).

(b)     Composition.  After the initial Manager has been designated pursuant to Section 7.1(a), the composition of the Board of Managers shall be determined by the consent of Class A Members holding more than fifty percent (50%) of the Class A Units.

(c)     Removal.  A Manager may be removed or replaced only by the Member or Members that designated such Manager pursuant to Section 7.1(a) or Section 7.1(b).

(d)     Authority.  Decisions of the Board of Managers shall be decisions of the "manager" for all purposes of the Act and shall be carried out by officers or agents of the Company appointed by the Board of Managers in the resolution or consent reflecting such decision or in one or more standing resolutions or consents.  A decision of the Board of Managers may be amended, modified or repealed, but no such amendment, modification or repeal shall affect any Person who has been furnished a copy of the original vote or resolution, certified by a duly authorized officer of the Company, until such Person has been notified in writing of such amendment, modification or repeal.

(e)     Committees.  The Board of Managers may, by vote or resolution of the Board of Managers, delegate any or all of its powers to any committee thereof (any such committee to consist of at least a majority of Managers by voting power).

(f)     Meetings.  Meetings of the Board of Managers and any committee thereof may be held at any time and at any place within or without the State of Delaware designated in the notice of the meeting, when called by any Manager, reasonable notice thereof being given to each Manager by the person or persons calling the meeting. The Company shall use reasonable efforts to cause regular meetings of the Board of Managers to be held at least once each quarter. Regular or special meetings of the Board of Managers shall be held at the Company's principal offices or at such other place and at such time as shall be determined by the Board of Managers. It shall be reasonable and sufficient notice to a Manager to send notice by overnight delivery or electronic mail at least two business days before the meeting addressed to such Manager at such Manager's usual or last known business or residence address or electronic mail address, as applicable, or to give notice to such Manager in person or by telephone at least one business day before the meeting. Notice of a meeting need not be given to any Manager if a written waiver of notice, executed by such Manager before or after the meeting, is filed with the records of the meeting, or is delivered to any Manager who attends the meeting. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

(g)     Quorum and Voting. Except as may be expressly set forth in this Agreement, at any meeting of the Board of Managers or any committee thereof, a majority of Managers, representing a majority in interest of the Class A Units, then in office shall constitute a quorum. Except as otherwise expressly set forth in this Agreement, any action to be taken or approved by the Managers hereunder must be taken or approved by a vote of the Managers representing a majority in interest of the Class A Units, and any action so taken or approved shall constitute the act of the Board of Managers. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

(h)     Manager Proxy. In the event that any Manager is unable to attend any meeting of the Board of Managers (or any committee thereof), such Manager may give to any other Manager such non-attending Manager's proxy to exercise such non-attending Manager's voting rights at such meeting.

(i)     Written Consent. Any action required or permitted to be taken at any meeting of the Board of Managers or committee thereof may be taken without a meeting if a majority of the members of the Board of Managers or committee, as the case may be, then in office consent thereto in writing, and such writing or writings are filed with the records of the meetings of the Board of Managers. Such consent shall be treated for all purposes as the act of the Board of Managers or of such committee, as the case may be.

(j)     Telephonic Meetings. Managers may participate in a meeting of the Board of Managers by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other or by any other means permitted by law. Such participation shall constitute presence in person at such meeting.

(k)     Manager Reimbursement. Each Manager shall be reimbursed by the Company for such Manager's reasonable out-of-pocket expenses incurred in the performance of such Manager's duties as Manager. In the discretion of the Board of Managers, each independent Manager may be paid such reasonable fees for such

Manager's services as a Manager as the Board of Managers from time to time may determine.  Nothing contained in this Section shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation therefore.

(l)     Additional Rules.  The Board of Managers may adopt such other rules for the conduct of its business as it may from time to time deem necessary or appropriate.

(m)     Subsidiary Boards. The composition of the board of managers or board of directors of any subsidiary of the Company that is governed by a board of managers or board of directors shall at all times be identical to the composition of the Board of Managers.  The sole member of any subsidiary of the Company that is member managed shall be the Company or a wholly-owned subsidiary of the Company.

7.2.     Authority of Board of Managers.  The Board of Managers shall have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto.  Except as otherwise expressly provided in this Agreement, the Board of Managers or Persons designated by the Board of Managers, including officers and agents appointed by the Board of Managers, shall be the only Persons authorized to execute documents which shall be binding on the Company.  To the fullest extent permitted by Delaware law, but subject to any specific provisions hereof granting rights to Members, the Board of Managers shall have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under Delaware law, and the Members shall have no power whatsoever with respect to the management of the business and affairs of the Company. Subject to Sections 3.4 and 3.5, the power and authority granted to the Board of Managers hereunder shall include all those necessary, convenient or incidental for the accomplishment of the purposes of the Company and the exercise of the powers of the Company set forth in Section 2.6 above and shall include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the Company, including the power and authority to undertake and make decisions concerning: (a) hiring and firing management level employees, officers, attorneys, accountants, brokers, investment bankers and other advisors and consultants,
(b) opening bank and other deposit accounts and operations thereunder, (c) borrowing money, obtaining credit, issuing notes, debentures, securities, equity or other interests of or in the Company and securing the obligations undertaken in connection therewith with mortgages on, pledges of and security interests in all or any portion of the real or personal property of the Company, (d) making investments in or the acquisition of securities of any Person, (e) giving guarantees and indemnities, (f) entering into contracts or agreements outside the ordinary course of business, (g) mergers with or acquisitions of other Persons, (h) dissolution, (i) the sale or lease of all or any material portion of the assets of the Company, (j) forming subsidiaries or joint ventures, (k) compromising, arbitrating, adjusting and litigating claims in favor of or against the Company, (l) hiring and termination of the independent public accountant, (m) conversion of the Company into any other entity and (n) other matters as provided by resolution of the Board of Managers.

7.3.     Reliance by Third Parties.  Any person or entity dealing with the Company or the Members may rely upon a certificate signed by a member of the Board of Managers as to: (a) the identity of the Members, (b) the Persons which are authorized to execute and deliver any instrument or

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document of or on behalf of the Company or (c) the authorization of any action by or on behalf of the Company by the Board of Managers or any officer or agent acting on behalf of the Company.

7.4.    Directors' and Officers' Insurance.  The Company will ensure that its Managers and officers are covered under a directors and officers' insurance policy for so long as it is available at commercially reasonable rates, as determined by the Board of Managers.

8.    DESIGNATION, RIGHTS, AUTHORITIES, POWERS, RESPONSIBILITIES AND DUTIES OF OFFICERS AND AGENTS.

8.1.    Officers and Agents.  The Board of Managers by vote or resolution shall have the power to appoint officers and agents to act for the Company with such titles, if any, as the Board of Managers deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Board of Managers hereunder, including the power to execute documents on behalf of the Company, as the Board of Managers may in its sole discretion determine; provided, however, that no such delegation by the Board of Managers shall cause the Persons constituting the Board of Managers to cease to be the "managers" of the Company within the meaning of the Act.  The officers so appointed may include persons holding titles such as Chairman, Chief Executive Officer, Chief Operating Officer, President, Chief Financial Officer, Executive Vice President, Vice President, Treasurer or Controller.  Unless the authority of the officer in question is limited in the document appointing such officer or is otherwise specified by the Board of Managers, any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority; provided, however, that unless such power is specifically delegated to the officer in question either for a specific transaction or generally, no such officer shall have the power to lease or acquire real property, to borrow money, to issue notes, debentures, securities, equity or other interests of or in the Company, to make investments in (other than the investment of surplus cash in the ordinary course of business) or to acquire securities of any Person, to give guarantees or indemnities, to merge, liquidate or dissolve the Company or to sell or lease all or any substantial portion of the assets of the Company.

9.    BOOKS, RECORDS, ACCOUNTING AND REPORTS.

9.1.    Books and Records.  The Company shall maintain at its principal office or such other office as the Board of Managers shall determine all of the following:

(a)    A current list of the full name and last known business or residential address of each Member and Manager;

(b)    Information regarding the amount of cash and a description and statement of the agreed value, if any, of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each Member became a Member of the Company;

(c)    A copy of the Certificate and this Agreement, including any amendments to either document, together with executed copies of any powers of attorney pursuant to which the Certificate, this Agreement or any amendments have been executed;

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(d)     The most recent audited financial statements of the Company;

(e)     Copies of the Company's federal, state and local income tax or information returns; and

(f)     The Company's books and records.

9.2.    Inspection.  Each Member holding Class A Units shall have the right, subject to such reasonable standards (including standards governing what information and documents are to be furnished at what time and location and at whose expense) as may be established by the Board of Managers, to obtain from the Company, from time to time upon reasonable demand for any purpose reasonably related to the Member's Interest, the information described in Section 9.1(a) through (f) and such other information regarding the affairs of the Company as is just and reasonable.

9.3.    Filings.  At the Company's expense, the Board of Managers shall cause the tax returns for the Company to be prepared and timely filed with the appropriate authorities and to have prepared and to furnish to each Member such information with respect to the Company (including a schedule setting forth such Member's distributive share of the Company's income, gain, loss, deduction and credit as determined for federal income tax purposes) as is necessary to enable such Member to prepare such Member's income tax returns.  The Board of Managers, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative authorities, all reports required to be filed by the Company with those entities under then current applicable laws, rules and regulations. Unless otherwise agreed by the Board of Managers, all tax returns of the Company shall be prepared in a manner consistent with the provisions of this Agreement.

9.4.    Reporting.  The Company will deliver to the Investors the following:

(a)     Monthly Reports.  As soon as available after the end of each fiscal month of the Company, a consolidated balance sheet of the Company as at the end of such period and the related consolidated statements of operation, members' equity and cash flows for such period and for the portion of the Company's fiscal year ended on the last day of such month, in each case setting forth in comparative form the corresponding figures for the same period and portion of the next preceding fiscal year and of the current Budget (as hereinafter defined), all in reasonable detail and prepared in accordance with United States generally accepted accounting principles, except for the omission of footnotes and subject to year-end and audit adjustments.

(b)     Quarterly Reports.  As soon as available after the end of each fiscal quarter of the Company, a consolidated balance sheet of the Company and the subsidiaries as at the end of such period and the related consolidated statements of operations, members' equity and cash flows for such period and for the portion of the Company's fiscal year ended on the last day of such quarter, in each case setting forth in comparative form the corresponding figures for the same period and portion of the next preceding fiscal year and of the current Budget, all in reasonable detail and prepared in accordance with United

States generally accepted accounting principles, except for the omission of footnotes and subject to normal year-end and audit adjustments.

(c)     Annual Reports.  As soon as available after the end of each fiscal year of the Company, consolidated and consolidating balance sheets of the Company  as at the end of such year and the related consolidated and consolidating statements of income, members equity and cash flows for such year, in each case setting forth in comparative form the corresponding figures for the next preceding fiscal year and of the current Budget, all in reasonable detail and accompanied by the report on such consolidated financial statements of an independent certified public accountant selected by the Board of Managers.

(d)     Audit Reports.  As promptly as practicable and in any event within five (5) days after receipt thereof, copies of all reports (including audit reports and so-called management letters) or written comments submitted to the Company by independent certified public accountants or other management consultants in connection with each annual, interim or special audit in respect of the financial statements or the accounts or the financial or accounting systems or controls of the Company made by any such accountants or other management consultants.

(e)     Budget.  At least 30 days prior to the beginning of each fiscal year of the Company, the Company will prepare and submit to the Board of Managers for approval  a reasonably detailed budget and operating plan with accompanying financial projections, including monthly and annual balance sheet projections, covenant compliance calculations for all outstanding and projected indebtedness, cash flow projections, profit and loss projections for the Company, and capital expenditure projections, by general category, all in reasonable detail (collectively, as so approved, the "Budget").  The Company will not make material changes to the Budget or willfully deviate from the Budget without the prior approval of the Board of Managers.

(f)     Other Information.  In the case of the Investors, such other information and documents relating to the Company as from time to time may reasonably be requested by the Investors.

9.5.          Non-Disclosure.

(a)     Each Member agrees that, except as otherwise consented to by the Board of Managers, all information furnished to such Member pursuant to this Agreement (including the information furnished pursuant to Section 9.4) will be kept confidential and will not be disclosed by such Member, or by any of such Member's agents, representatives or employees, in any manner, in whole or in part, except that (i) each Member shall be permitted to disclose such information to those of such Member's agents, representatives and employees who need to be familiar with such information in connection with such Member's investment in the Company and who are charged with an obligation of confidentiality, (ii) each Member shall be permitted to disclose such information to such Member's partners and equity holders (and, in the case of the Investors, potential equity holders) so long as they agree to keep such information confidential on the terms set forth

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herein, (iii) each Member shall be permitted to disclose information to the extent required by law or regulatory authority, so long as such Member shall have first provided the Company a reasonable opportunity to contest the necessity of disclosing such information, (iv) each Member shall be permitted to disclose information to the extent necessary for the enforcement of any right of such Member arising under this Agreement or the Transaction Documents, (v) each Member shall be permitted to disclose information generally available to or known by the public (other than as a result of disclosure in violation of this Agreement or any other agreement to which such Member is bound) and (vi) the Investors shall be permitted to disclose information in connection with its or its Affiliates' normal fund raising, marketing, investing, reporting or operational activities, in each case so long as the recipient of any such information is subject to a customary undertaking of confidentiality.

(b)     Notwithstanding the foregoing, each Member (and each employee, representative or other agent of the Member) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of, and tax strategies relating to, the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to the Member relating to such tax treatment, tax structure or tax strategies.

10.     TAX MATTERS MEMBER.

10.1.          Tax Matters. Scott Sosso shall be the "partnership representative" for purposes of Code Section 6223, (as amended by Subchapter C of Subtitle A, Chapter 63 of the Code, as amended by P.L. 114-74, the Bipartisan Budget Act ("BBA") of 2015, and the Regulations thereunder) ("Partnership Representative"). In the event that the partnership representative is a person who is not an individual (an "Entity Partnership Representative"), the Entity Partnership Representative shall designate an individual (the "Designated Individual") as the sole individual through whom the Entity Partnership Representative shall act for all purposes under the Code and who qualifies to so act as such under the Code, and the Company shall appoint the Designated Individual in the manner provided for under the Code. The Partnership Representative shall cause the Company to take all reasonable actions to avoid the application of Subtitle F, Chapter 63, Subchapter C of the Code to the Company, including making any election available under Code Section 6221(b). The Partnership Representative is authorized to represent the Company (at the expense of the Company) in connection with all examinations of the affairs of the Company by any federal, state or local tax authorities, including, without limitation, any resulting administrative and judicial proceedings. The Partnership Representative shall (A) take such actions as are consistent with the authorization granted to them under applicable provisions of the Code and Regulations governing such positions, and (B) shall provide Members with reasonable notice of material events occurring in the course of Company tax audits and the other proceedings in which they participate in such capacity. The Board of Managers shall select counsel and/or accountants to represent the Company in connection with any audit conducted by the Internal Revenue Service or by any other governmental authority, including for preparing and filing protests or other appropriate responses to such audits or other proceedings. All such fees of such professionals and their related costs incurred in connection with the foregoing activities shall be borne by the Company and the Company shall indemnify and hold harmless the Partnership Representative from such fees, expenses and costs. Each Member agrees to cooperate with the Partnership Representative in carrying out its responsibilities in accordance with this Agreement. Without limiting the foregoing, (i) the Partnership Representative shall have the authority to make any elections, modification requests or other decisions that may be made by a "partnership representative" under Code Sections 6221 through 6227 and Regulations promulgated thereunder, and (ii) if the Partnership Representative determines, after consultation with the Board of Managers, that an election available to the Partnership Representative and Company under Code Sections 6221 through 6227 (such as a push-out election under Code Section 6226 or a request for modification of a proposed assessment) should be made for the Company and the Members, then the Partnership Representative shall have the authority to implement such election or modification request, as applicable. Notwithstanding the foregoing, the Partnership Representative shall, to the extent applicable, either (x) elect under Code Section 6226 to require each Person who was a Member during the taxable year of the Company that was audited to personally bear any tax, interest and penalty resulting from adjustments based on such audit, and if such election is made shall notify each such Person (and the Internal Revenue Service) of their share of such audit adjustments, or (y) instruct each applicable Member to file amended returns or provide information sufficient to comply with any alternative procedure pursuant to Section 301.6225-2(d)(2) of the Regulations. Each such Member shall, (I) take such adjustments into account, timely report and pay such Member's tax liability as required under Code Section 6226(b), and provide to the Company evidence to establish their compliance with the requirements of Code Section 6226, (II) file amended returns in accordance with the requirements of Section 301.6225-2(d)(2) of the Regulations and the instructions of the Partnership Representative, and provide to the Company evidence to establish their compliance with such Regulations, including payment of associated tax liabilities, or (III) provide the Partnership Representative with sufficient information and amounts to enable the Company to comply with any alternative procedure pursuant to Section 301.6225- 2(d)(2)(x) of the Regulations, as applicable. Each Member shall conduct such Member's affairs, including timely filing an amended return or other instrument (as described in the above-referenced Code Sections and Regulations), paying his or her share of an assessment made by the Internal Revenue Service or other governmental authority, as necessary to permit the Partnership Representative to carry out the obligations of the Company, Members and Partnership Representative in accordance with the Code and Regulation provisions referenced above. Further, the parties agree the following shall apply:

(a) Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to the taxes, interest, or penalties that may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provisions of Section 10.1(a) and the obligations of a Member pursuant to Section 10.1(a) shall survive the termination, dissolution, liquidation, and winding up of the Company or the dissociation or withdrawal of such Member from the Company, if otherwise permitted pursuant to this Agreement, or the Transfer of its Interests. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 10.1(a), including bringing a lawsuit to collect repayment with statutory interest of any withholding advanced under Section 5.3.

(b) No later than ten (10) business days after it has knowledge of an audit or other proceeding under the Revised Partnership Audit Procedures, the Partnership Representative shall notify each Member of the existence of such audit or other proceeding. Each Member shall have the right to have a tax advisor of his, her or its own choosing participate in, but not direct, the prosecution or defense in such audit or proceeding at such Member's sole expense. The Partnership Representative shall make commercially reasonable efforts to facilitate such tax advisor's participation.

(c) If the Company receives a notice of proposed partnership adjustment under Code Section 6231(a)(2), the Partnership Representative will make commercially reasonable efforts to (i) make any modifications available under Code Section 6225(c)(3), (4) and (5), and (ii) if requested by a Member, provide to such Member information that will allow such Member to file amended federal income tax returns and pay the taxes due on such returns, if any, under procedures described in Code Section 6225(c)(2), to the extent that such amended return and payment of any related federal income taxes would reduce the taxes payable by the Company with respect to the imputed underpayment amount (after taking into account any modifications described in clause (i) of this Section 10.1(c).

(d) Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal or applicable state or local income tax return with the treatment of the item on the Company's return. If the Company is obligated to pay any amount of tax, penalty, interest, other assessments or charges determined under Subchapter C of Chapter 63 of the Code, as those provisions may be amended from time to time, including without limitation by the BBA (a "Company Level Tax"), each Member (or former Member) to which the assessment or payment relates (a "Tax Indemnifying Member") shall indemnify the Company for, and pay, the Tax Indemnifying Member's allocable share of the Company Level Tax. Each Tax Indemnifying Member's allocable share of the Company Level Tax shall be determined in good faith by the Partnership Representative. Promptly upon notification by the Board of Managers of the Tax Indemnifying Member's obligation to indemnify the Company, a Tax Indemnifying Member shall make a payment to the Company of immediately available funds, at the time and in the amount and manner directed by the Board of Managers. Amounts paid to the Company under this this Section 10.1(d) shall increase a Tax Indemnifying Member's Capital Account, but shall not be treated as a Capital Contribution for purposes of this Agreement.

(e) The Members' obligations under Section 10.1, shall survive the termination, dissolution, liquidation and winding up of the Company, and shall survive the Disposition of all or any part of a Member's Interests in the Company. The Company may pursue and enforce all rights and remedies it may have against a Tax Indemnifying Member under this Section 10.1(e), including instituting a proceeding governed by the applicable terms of this Agreement to collect such payments.

10.2. Indemnity of Partnership Representative. The Company shall indemnify and reimburse the Partnership Representative for all losses and expenses (including legal and accounting fees) incurred in such capacity pursuant to this Section 10, including in connection with any examination or administrative or judicial proceeding.

11.    TRANSFER RESTRICTIONS.  No holder of any Units shall Transfer any of such Units to any other Person except as provided in this Section 11.

11.1.   Permitted Transferees.

(a)    Affiliates.  Subject to the provisions of Section 11.4, any Investor may Transfer any or all of its Units to an Affiliate of such Investor.

(b)    Upon Death.  Subject to the provisions of Section 11.4, if applicable, upon the death of any holder of Units who is a natural Person, such Units may be distributed by the will or other analogous instrument taking effect at the death of such holder or by applicable laws of descent and distribution to such holder's estate, executors, administrators and personal representatives, and then to such holder's heirs, legatees or distributees, whether or not such recipients are Members of the Immediate Family of such holder.

(c)    Estate Planning.  Any holder of Units who is a natural person, or any Person that owns any equity interest in any holder of Units, may Transfer any or all of such Units, or any or all such equity interests in any holder of Units, for bona fide estate planning purposes, including to (i) any Member of the Immediate Family of such holder or (ii) a trustee or trustees of a trust or trusts held solely for the benefit of such holder or a Member of the Immediate Family of such holder.

(d)    Investors and Company.  Any holder of Units may Transfer any or all of such Units to (i) the Investors or (ii) the Company or any subsidiary of the Company with the prior written consent of the Board of Managers.

11.2.    Tag Alongs, Drag Alongs, Etc.  Any holder of Investor Units may Transfer such units, directly or indirectly, (i) if (a) such holder has complied with the "tag along" provisions contained in Section 12.1, or (b) such holder has exercised its "drag along" rights set forth in Section 12.2, and (ii) and all Transfers are through the Company's approved transfer agent; and any other holder of Units may Transfer any or all of such Units in accordance with the provisions, terms and conditions of Section 12.1 and 12.2 as a Tag Along Seller or Drag Along Seller, as the case may be, thereunder so long as all Transfers are through the Company's approved transfer agent.

11.3.    Right of First Refusal

(a)    If a Member shall receive a bona fide written offer (the "Offer") for the purchase of any or all of the Member's Interests, which Offer such Member desires to accept (the "Selling Member"), the Class A Unit Holders shall first have the right and option, as provided below, to purchase all, but not less than all, of that portion of the Interests of the Selling Member which is subject to the Offer.

(b)    The Selling Member shall give the Class A Unit Holders simultaneous written notice of receipt of the Offer, together with a copy of the Offer and a statement as to the identity of the real party in interest making the Offer.  The Class A Unit Holders shall have a period of fifteen (15) days from the date of receipt of such written notice to exercise

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in writing their option to purchase all, but not less than all, of that portion of the Interests owned by the Selling Member which is subject to the Offer (the "Class A Option Period"). For purposes of Section 11.3(a)-(e), the purchase price and terms of purchase of the Selling Member's Interests for the Class A Unit Holders shall be the purchase price and terms of purchase specified in the Offer. Additionally, the purchase price and number of Interests shall be allocated pro rata to the Class A Unit Holders in accordance with their ownership of Class A Units in the event they decide to exercise their option.

(c)     The Class A Unit Holders shall have the right to exercise said option upon obtaining the affirmative vote of the majority of the Class A Unit Holders, with the Selling Member refraining from voting thereon, if Selling Member is a Class A Unit Holder.

(d)     If the Class A Unit Holders elect to purchase all of the Selling Member's Interests subject to the Offer, then the closing for any such purchase shall take place at the Company's principal business office within thirty (30) days after the expiration of the Class A Option Period, at a date and time designated in writing by the Class A Unit Holders to the Selling Member at least five (5) days prior to such closing.

(e)     In the event that the purchase price for the Selling Member's Interests contained in the Offer provides for consideration other than cash, promissory notes or a combination of cash and promissory notes, then the notice forwarding the Offer to the Class A Unit Holders shall contain a statement by the Selling Member which establishes, in good faith, the net fair market value, expressed in dollars, of the other consideration offered to the Selling Member (the "Cash Value"). The Cash Value, together with the amount of any cash and promissory notes offered, shall be considered to be the purchase price set forth in the Offer for purposes of this Section 11.3; provided, however, the Class A Unit Holders shall have the right to object and engage an independent third party to provide the Cash Value, which shall be deemed binding and conclusive on all parties. The Cash Value shall be payable to the Selling Member in cash at closing, together with any cash and promissory notes offered, if the Class A Unit Holders elect to purchase Interests of the Selling Member pursuant to this Section 11.3.

(f)     If the Class A Unit Holders do not exercise the option granted in Section 11.3(a)-(e), then the Class C Unit Holders shall have the right and option, as provided below, to purchase all, but not less than all, of that portion of the Interests of the Selling Member which is subject to the Offer.

(g)     Commencing at the end of the Class A Option Period, the Selling Member shall give the Class C Unit Holders simultaneous written notice of receipt of the Offer, together with a copy of the Offer and a statement as to the identity of the real party in interest making the Offer. The Class C Unit Holders shall have a period of five (5) days from the date of receipt of such written notice to exercise in writing their option to purchase all, but not less than all, of that portion of the Interests owned by the Selling Member which is subject to the Offer (the "Class C Option Period"). For purposes of this Section 11.3(f)- (j), the purchase price and terms of purchase of the Selling Member's Interests shall be the purchase price and terms of purchase specified in the Offer. Additionally, the purchase price and number of Interests shall be allocated pro rata to the Class C Unit Holders in

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accordance with their ownership of Class C Units in the event they decide to exercise their option.

      (h)     The Class C Unit Holders shall have the right to exercise said option upon obtaining the affirmative vote of the majority of the Class C Unit Holders, with the Selling Member refraining from voting thereon, if Selling Member is a Class C Unit Holder.

      (i)     If the Class C Unit Holders elect to purchase all of the Selling Member's Interests subject to the Offer, then the closing for any such purchase shall take place at the Company's principal business office within thirty (30) days after the expiration of the Class C Option Period, at a date and time designated in writing by the Class C Unit Holders to the Selling Member at least five (5) days prior to such closing.

      (j)     In the event that the purchase price for the Selling Member's Interests contained in the Offer provides for consideration other than cash, promissory notes or a combination of cash and promissory notes, then the notice forwarding the Offer to the Class C Unit Holders shall contain a statement by the Selling Member which establishes, in good faith, the Cash Value. The Cash Value, together with the amount of any cash and promissory notes offered, shall be considered to be the purchase price set forth in the Offer for purposes of this Section 11.3; provided, however, the Class C Unit Holders shall have the right to object and engage an independent third party to provide the Cash Value, which shall be deemed binding and conclusive on all parties. The Cash Value shall be payable to the Selling Member in cash at closing, together with any cash and promissory notes offered, if the Class C Unit Holders elect to purchase Interests of the Selling Member pursuant to this Section 11.3

      (k)     If the neither the Class A Unit Holders or the Class C Unitholders exercise their options granted in this Section 11.3, the Selling Member may accept the Offer, and pursuant thereto, may dispose of his Interests pursuant to the Offer, which Interests shall at all times thereafter remain subject to the terms and conditions of this Agreement, including, but not limited to, Section 11.4 of this Agreement; provided, however, that if the Selling Member does not accept the Offer within ten (10) days after the expiration of the Class C Option Period, or if the closing of such sale does not take place within thirty (30) days after the expiration of the option period, the Selling Member may not thereafter transfer his Interests without having again complied with all of the provisions of this Agreement.

11.4.     Conditions to Transfer. Except as otherwise provided herein, no Transfer permitted under the terms of Section 11 or Section 11.3 shall be effective unless (1) the transferee of such Units has delivered to the Company a written acknowledgment and agreement in form and substance reasonably satisfactory to the Company that represents and warrants (i) such Units to be received by such transferee shall be subject to all of the provisions of this Agreement and that such transferee shall be bound by, and shall be a party to, this Agreement, and (ii) that the transferee has full power and authority, and has taken all actions and has obtained all necessary approvals or authorizations from any other third party and government authority, to enter into such Transfer and receive such Units and such Transfer would not result in a breach of any agreement of such transferee or be a violation of applicable law, (2) the Transfer is through the Company's approved transfer agent, and (3) to the extent requested by the Board of Managers, a written opinion from

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legal counsel that the transfer will not cause the Company to be treated as a publicly traded partnership under the Code; provided, however, that (i) no Transfer by any holder of Units to a transferee pursuant to Section 11 shall relieve such holder of any of its obligations hereunder and (ii) in no event will any Transfer (other than pursuant to a Company Sale or following a Public Offering) be to any competitor of the Company or any of its subsidiaries; provided, further, that financial institutions and other entities formed solely for investment purposes which are acquiring Units for investment purposes and which are only holding Units and not participating in the management of the Company will not constitute a competitor of the Company. Any provision of this Agreement to the contrary notwithstanding, no transfer, sale, assignment or other disposition of any Units may be made except in compliance with the then applicable federal and state securities laws.

11.5.　　　　　Impermissible Transfer. Any attempted Transfer of Units not permitted under the terms of this Section 11 shall be null and void, and the Company shall not in any way give effect to any such impermissible Transfer.

11.6.　　　　　Period. The foregoing provisions of this Section 11 shall expire upon the closing of a Company Sale or an Initial Public Offering.

12.　　"TAG ALONG" AND "DRAG ALONG" RIGHTS.

12.1.　　　　　Tag Along. If one or more holders of Class A Units or Class C Units (the "Prospective Selling Investors") proposes to Transfer Units held by such Member to any Prospective Buyer in a transaction (i) not permitted under the terms of Section 11, (ii) in connection with which the holders of Class A Units or Class C Units have not elected their "right of first refusal under Section 11.3, and (ii) in connection with which the holders of Investor Units have not elected to exercise their "drag along" rights under Section 12.2, the following provisions of this Section 12.1 shall apply.

　　　　　(a)　　Notice. The Prospective Selling Investors shall deliver a written notice (a "Tag Along Notice") to each other Member (each, a "Tag Along Holder"), at least ten (10) business days prior to such proposed Transfer. The Tag Along Notice shall include:

　　　　　　　　(i)　　The principal terms of the proposed Transfer insofar it relates to such Investor Units, including (a) the number and Class of Investor Units to be purchased from the Prospective Selling Investors, (b) the fraction expressed as a percentage, determined by dividing the number of Investor Units of all Classes proposed to be purchased from the Prospective Selling Investors by the total number of Investor Units of all Classes held by the Prospective Selling Investors (each a "Tag Along Transfer Percentage"), (c) the estimated maximum and minimum purchase price per Investor Unit of each such Class, (d) the anticipated form of consideration for each Investor Unit, (e) the name and address of the Prospective Buyer and (f) the expected closing date for the Transfer; and

　　　　　　　　(ii)　　an invitation to each Tag Along Holder to make an offer to include in the proposed Transfer to the Prospective Buyer an additional

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number of issued and outstanding Units of each Class held by such Tag Along Holder (not in any event to exceed the product of the Tag Along Transfer Percentage multiplied by the total number of Units of such Class held by such Tag Along Holder), on the same terms and conditions pursuant to which the Prospective Selling Investors propose to Transfer their Units, subject to Section 12.3.

(b)     Exercise.  Within ten (10) business days after the delivery of the Tag Along Notice, each Tag Along Holder desiring to make an offer to include issued and outstanding Units in the proposed Transfer (each a "Tag Along Seller") shall furnish a written notice (the "Tag Along Offer") to the Prospective Selling Investors offering to include a number of issued and outstanding Units of each Class held by such Tag Along Seller (not in any event to exceed, in the case of any Class of Units, the product of the Tag Along Transfer Percentage multiplied by the total number of Units of such Class held by such Tag Along Holder), which such Tag Along Seller desires to have included in the proposed Transfer. Each Tag Along Holder who does not timely accept the Prospective Selling Investors' invitation shall be deemed to have waived all of his or its rights with respect to such Transfer, and the Prospective Selling Investors and the Tag Along Sellers shall thereafter (except as provided in Section 12.1(e)) be free to Transfer to the Prospective Buyer, at a price per Investor Unit with respect to each Class to be Transferred by the Prospective Selling Investors no greater than the maximum purchase price per Unit with respect to such Class as is set forth in the Tag Along Notice and on other principal terms which are not materially more favorable to the Prospective Selling Investors and the Tag Along Sellers than those set forth in the Tag Along Notice, without any further obligation to such non-accepting Tag Along Holder; provided, however, that (A) such sale of Equity Interests shall be on the same terms (subject to this Section 12.1), including the form of consideration, as the Prospective Selling Investors with respect to such Equity Interests being sold, and (B) the provisions of this Section 12.1 shall apply to any such sale of shares of Equity Interests, mutatis mutandis.

(c)     Irrevocable Offer.  The offer of each Tag Along Seller contained in the Tag Along Offer shall be irrevocable, and, to the extent such offer is accepted, such Tag Along Seller shall be bound and obligated to Transfer in the proposed Transfer on the same terms and conditions as the Prospective Selling Investors (subject to Sections 13.1(e) and 12.3) with respect to each applicable Class of Units, up to such number of Units of the applicable Class as such Tag Along Seller shall have specified in such Tag Along Seller's Tag Along Offer; provided, however, that if the principal terms of the proposed Transfer change with the result that the price per Investor Unit of a particular Class shall be less than 95% of the minimum price per Investor Unit with respect to such Class set forth in the Tag Along Notice or the other principal terms shall be materially less favorable to the Prospective Selling Investors and the Tag Along Sellers than those set forth in the Tag Along Notice, each Tag Along Seller shall be permitted to withdraw the offer contained in his or its Tag Along Offer and shall be released from his or its obligations thereunder.

(d)     Reduction of Units Transferred.  The Prospective Selling Investors shall attempt to obtain the inclusion in the proposed Transfer of the entire number of Units of each applicable Class which each of the Prospective Selling Investors and the Tag Along

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Sellers requested to have included in the Transfer (as evidenced in the case of the Prospective Selling Investors by the Tag Along Notice and in the case of each Tag Along Seller by such Tag Along Seller's Tag Along Offer). In the event the Prospective Selling Investors shall be unable to obtain the inclusion of such entire number of Units of each applicable Class in the proposed Transfer, the number of Units of each Class to be Transferred in the proposed Transfer shall be allocated among the Prospective Selling Investors and the Tag Along Sellers in proportion, as nearly as practicable, to the respective number of Units of such Class which each of the Prospective Selling Investors and Tag Along Sellers requested to be included in the proposed Transfer.

(e)     Additional Compliance.

(i)     If prior to consummation of any proposed Transfer in connection with which a Tag Along Notice was required to be delivered pursuant to Section 12.1(a), the terms of such proposed Transfer shall change with the result that the price per Investor Unit of any Class to be paid in the proposed Transfer shall be greater than the maximum price per Investor Unit with respect to such Class set forth in the Tag Along Notice or the other principal terms of such proposed Transfer shall be materially more favorable to the Prospective Selling Investors and the Tag Along Sellers than those set forth in the Tag Along Notice, the Tag Along Notice shall be null and void, and it shall be necessary for a separate Tag Along Notice to be furnished, and the terms and provisions of this Section 12.1 separately complied with, in order to consummate such proposed Transfer pursuant to this Section 12.1.

(ii)     If the Prospective Selling Investors have not completed the proposed Transfer by the end of the 120th day following the date of delivery of the Tag Along Notice, each Tag Along Seller shall be released from his obligations under his Tag Along Offer, the Tag Along Notice shall be null and void, and it shall be necessary for a separate Tag Along Notice to be furnished, and the terms and provisions of this Section 12.1 separately complied with, in order to consummate such proposed Transfer pursuant to this Section 12.1, unless the failure to complete such proposed Transfer resulted from any failure by any Tag Along Seller to comply with the terms of this Section 12.1.

12.2.     Drag Along. If the Investors (the "Prospective Selling Investors") elect to consummate a Company Sale, each other Member agrees to Transfer in the Company Sale the same percentage of each Class of Units held by such Member that the Prospective Selling Investors propose to Transfer of the total number of Investor Units held by the Prospective Selling Investors (each a "Drag Along Transfer Percentage"), directly or indirectly, to a Prospective Buyer in the manner and on the terms set forth in this Section 12.2; provided, however, that insofar as such Company Sale is structured as a Transfer of Units, that (A) such sale of Equity Interests shall be on the same terms (subject to this Section 12.2), including the form of consideration, as the Drag Along Sellers with respect to such Equity Interests being sold, and (B) the provisions of this Section 12.2 shall apply to any such sale of shares of Equity Interests, mutatis mutandis.

(a)     Exercise.  If the Prospective Selling Investors elect to exercise their rights under this Section 12.2, they shall furnish a written notice (the "Drag Along Notice") to each other Member.  The Drag Along Notice shall set forth the principal terms of the proposed Transfer insofar as it relates to Units, including (i) the total number and Class of Units to be acquired by the Prospective Buyer in the Transfer, (ii) the number and Class of Units to be acquired from the Prospective Selling Investors, (iii) the Drag Along Transfer Percentage, (iv) the estimated consideration per respective Unit of each Class to be received in the proposed Transfer and (v) the name and address of the Prospective Buyer.  If the Prospective Selling Investors consummate the proposed Transfer to which reference is made in the Drag Along Notice, each holder of Units to which a Drag Along Notice has been furnished (each a "Drag Along Seller") shall be bound and obligated to Transfer the Drag Along Transfer Percentage of each Class of Units held by such holder in the proposed Transfer on the same terms (subject to Sections 12.2(b) and 12.3), with respect to each applicable Unit Transferred, as the Prospective Selling Investors shall Transfer each Investor Unit in the Transfer.  Subject to the provisions of this Section 12.2 and Section 12.3, the Company and each of the Drag Along Sellers shall be obligated to consummate, consent to and raise no objection to the proposed Company Sale described in the Drag Along Notice and to take all other actions reasonably necessary or desirable to consummate such proposed Company Sale on the terms proposed by the Prospective Selling Investors. If at the end of the 120th day following the date of the effectiveness of the Drag Along Notice the Prospective Selling Investors have not completed the proposed Transfer, the Drag Along Notice shall be null and void, each Drag Along Seller shall be released from his obligation under the Drag Along Notice and it shall be necessary for a separate  Drag Along Notice to be furnished and the terms and provisions of this Section 12.2 separately complied with, in order to consummate such proposed Transfer pursuant to this Section 12.2.

(b)     Application of Proceeds.  The proceeds of any Transfer to which this Section 12.2 applies shall be allocated among the Prospective Selling Investors and the Drag Along Sellers based upon the Classes of Units included (or deemed to be included) in such Transfer by each of the Prospective Selling Investors and the Drag Along Sellers as if the proceeds of such Transfer were paid to such Prospective Selling Investors and the Drag Along Sellers pursuant to Section 13.3 of this Agreement in connection with the liquidation, dissolution or winding up of the Company and the Units of the Prospective Selling Investors and the Drag Along Sellers included (or deemed to be included) in such Transfer were the only outstanding Units of the Company at the time of such liquidation, dissolution or winding up.  Any amount otherwise payable to any Prospective Selling Investors and the Drag Along Sellers under this Section 12.2(b) shall be subject to reduction for any tax or other amounts required to be withheld under applicable law.

12.3.     Miscellaneous.  The following provisions will be applied to any proposed Sale to which Section 12.1 or 12.2 applies:

(a)     Certain Legal Requirements.  In the event the consideration to be paid in exchange for Units in a proposed Transfer pursuant to Sections 12.1 or 12.2 includes any securities, and in connection with the receipt thereof by a Tag Along Seller or Drag Along Seller (each, a "Participating Seller") applicable law would require (a) the registration or qualification of such securities or the registration or qualification of any person as a broker or dealer or agent with respect to such securities or (b) the provision to any Participating Seller of any written information regarding the Company, such securities or the issuer thereof, such Participating Seller shall not have, without the prior written consent of the Investors, the right to Transfer Units in such proposed Transfer. In the event such consent is not given, the Prospective Selling Investors shall have the right, but not the obligation, to cause to be paid to such Participating Seller in lieu thereof, against surrender of the Units (in accordance with Section 12.3(e) hereof) which would have otherwise been Transferred by such Participating Seller to the Prospective Buyer in the proposed Transfer, an amount in cash equal to the Fair Market Value of such Units as of the date such securities would have been issued or delivered in exchange for such Units.

(b)     Further Assurances. Each Participating Seller, whether in his capacity as a Participating Seller, Member, Manager or officer of the Company, or otherwise, shall take or cause to be taken all such actions as may be necessary or reasonably desirable in order expeditiously to consummate each Transfer pursuant to Section 12.1 or 12.2 and any related transactions, including executing, acknowledging and delivering agreements, consents, assignments, releases, waivers and other documents or instruments; furnishing information and copies of documents; filing or assisting in the filing of applications, reports, returns and other documents or instruments with governmental authorities; and otherwise cooperating with the Prospective Selling Investors and the Prospective Buyer; provided, however, that Participating Sellers shall be obligated to become liable in respect of any representations, warranties, covenants, indemnities or otherwise to the Prospective Buyer solely to the extent provided in the immediately following sentence. Without limiting the generality of the foregoing, each Participating Seller agrees to execute and deliver such agreements as may be reasonably specified by the Prospective Selling Investors to which such Prospective Selling Investors will also be party, including agreements to (i) (a) make individual representations, warranties, covenants and other agreements as to the unencumbered title to its Units and the power, authority and legal right to Transfer such Units, the absence of any adverse claim with respect to such Units and the absence of any consent, required in connection with, or legal or contractual restrictions on, the Transfer of such units and (b) be liable (whether by purchase price adjustment, indemnity or escrow obligations or otherwise) without limitation as to such representations, warranties, covenants and other agreements and (ii) be liable (whether by purchase price adjustment, indemnity or escrow obligations or otherwise) in respect of representations, warranties, covenants and agreements in respect of the Company and its subsidiaries; provided, however, that the aggregate amount of liability of such Participating Seller described in this clause (ii) in connection with any Transfer of Units shall not exceed the lesser of (a) such Participating Seller's pro rata portion of any such liability, to be determined in accordance with such Participating Seller's portion of the total number of Units included in such Transfer and (b) the proceeds to such Participating Seller in connection with such Transfer. In connection with a Company Sale pursuant to Section 12.2, if requested by the Prospective Selling Investors, each Drag Along Seller agrees to act in good faith in negotiating a reasonable non-competition and non-solicitation agreement for no additional consideration. Each Participating Seller (x) agrees to cast all votes to which such holder is entitled in respect of the Units, whether at any annual or special meeting, by written consent or otherwise, to approve any Transfer, recapitalization, merger, consolidation, reorganization or any other transaction or series of transactions involving the Company or its subsidiaries (or all or any portion of their respective assets pursuant to which a Company Sale may be effected pursuant to Section 12.2) and (y) hereby grants to the Investor an irrevocable proxy, coupled with an interest, to vote such Participating Seller's Units, which proxy shall be valid and remain in effect until the provisions of this Section 12.3(b) expire pursuant to Section 12.4, in connection with, or in furtherance of, the exercise by Investor of its rights under Section 12.2.

(c)     Transfer Process.  The Prospective Selling Investors shall, in their sole discretion, decide whether or not to pursue, consummate, postpone or abandon any proposed Transfer and the terms and conditions thereof.  No Prospective Selling Investor or any Affiliate of any Prospective Selling Investor shall have any liability to any other holder of Units arising from, relating to or in connection with the pursuit, consummation, postponement, abandonment or terms and conditions of any proposed Transfer except to the extent such Prospective Selling Investor shall have failed to comply with the provisions of this Section 12.

(d)     Expenses.  All costs and expenses incurred by the Prospective Selling Investors or the Company in connection with any proposed Transfer pursuant to this Section 13 (whether or not consummated), including all attorneys' fees and expenses, all accounting fees and charges and all finders, brokerage or investment banking fees, charges or commissions, shall be paid by the Company.  The reasonable fees and expenses of a single legal counsel representing any or all of the Participating Sellers in connection with any proposed Transfer pursuant to this Section 12 (whether or not consummated) shall be paid by the Company.  Any other costs and expenses incurred by or on behalf of any or all of the Participating Sellers in connection with any proposed Transfer pursuant to this Section 13 (whether or not consummated) shall be borne by the respective Participating Sellers incurring such expenses unless otherwise authorized by the Board of Managers.

(e)     Closing.  The closing of a Transfer to which Sections 12.1 or 12.2 applies shall take place at such time and place as the Prospective Selling Investors shall specify by notice to each Participating Seller.  At the closing of such Transfer, each Participating Seller shall deliver the transfer documents evidencing the Transfer of the Units to be Transferred by such Participating Seller free and clear of any liens or encumbrances other than restrictions on transfer imposed by applicable federal and state securities laws, against delivery of the applicable consideration.  The delivery of any applicable transfer documentation under this Section 12.3(e) will be deemed a representation and warranty by the Participating Seller delivering such documentation that:  (i) such Participating Seller has full right, title and interest in and to the Units being sold by such Participating Seller; (ii) such Participating Seller has all necessary power and authority and has taken all necessary action to sell the Units being sold by such Participating Seller as contemplated; (iii) the Units being sold by such Participating Seller are free and clear of any and all liens or encumbrances other than restrictions on transfer imposed by applicable federal and state securities laws; (iv) there is no adverse claim with respect to the Units being sold by such Participating Seller; and (v) there are no consents required in

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connection with, or legal or contractual restrictions on, the Transfer of such Units (other than pursuant to this Agreement).

12.4.     Period.  The foregoing provisions of this Section 12 shall expire upon the consummation of a Company Sale.

13.     DISSOLUTION OF COMPANY.

13.1.     Termination of Membership.  No Member shall resign or withdraw from the Company except that, subject to the restrictions set forth in Section 11 and Section 12, any Member may Transfer such Member's Interest in the Company (i) in accordance with Section 11 or Section 11.3, whereupon such transferee shall become a Member in place of the Member assigning such Interest or (ii) in accordance with Section 11.2.  The death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member or the occurrence of any other event that terminates the continued membership of any Member shall not in and of itself cause the Company to be dissolved or its affairs to be wound up, and upon the occurrence of any such event, the Company shall be continued without dissolution.  This confirms the default rule of § 18-801(b) of the Act.

13.2.     Events of Dissolution.  The Company shall be dissolved upon the happening of any of the following events: (a) the entry of a decree of judicial dissolution under § 18-802 of the Act, (b) the determination of the Board of Managers to dissolve the Company, (c) unless otherwise determined by the Board of Managers, the disposition of substantially all of the Company's assets or (d) the termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event which by law terminates the continued membership of the last remaining Member of the Company in the Company unless the business of the Company is continued in a manner permitted by § 18-801(a)(4) of the Act.  The Company may not be dissolved pursuant to § 18-801(a)(3) of the Act.

13.3.     Liquidation.  Upon dissolution of the Company for any reason, the Company shall immediately commence to wind up its affairs.  A reasonable period of time shall be allowed for the orderly termination of the Company's business, discharge of its liabilities and distribution or liquidation of the remaining assets of the Company so as to enable the Company to minimize the normal losses attendant to the liquidation process.  The Company's property and assets or the proceeds from the liquidation thereof shall be distributed so as not to contravene the Act and shall be otherwise disbursed in compliance with Section 5.1(b).  A full accounting of the assets and liabilities of the Company shall be taken and a statement thereof shall be furnished to each Member promptly after the distribution of all of the assets of the Company.  Such accounting and statements shall be prepared under the direction of the Board of Managers.  Upon such final accounting, an agent acting on authority of the Board of Managers shall terminate the Certificate in accordance with the Act and the Company's existence as a separate legal entity shall thereupon cease.

13.4.     No Action for Dissolution.  The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 13.2.  This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Interests of all Members.  Accordingly, except where the

Board of Managers has failed to liquidate the Company as required by Section 13.3, each Member hereby waives and renounces its right to initiate legal action to seek dissolution or to seek the appointment of a receiver or trustee to liquidate the Company.

13.5.    No Further Claim. Upon dissolution, each Member shall have recourse solely to the assets of the Company for the return of such Member's capital, and if the Company's property remaining after payment or discharge of the debts and liabilities of the Company, including debts and liabilities owed to one or more of the Members, is insufficient to return the aggregate Capital Contributions of each Member, such Member shall have no recourse against the Company, the Board of Managers or any other Member.

14.    INDEMNIFICATION.

14.1.    Indemnification Rights.

(a)    General. To the fullest extent permitted by law, the Company shall indemnify, defend and hold harmless the Board of Managers and each Manager, each Member, including the Partnership Representative in such capacity, and each such Person's officers, managers, partners, members, shareholders, employees, accountants, counsel, and agents (all indemnified persons being referred to as "Indemnified Persons" for purposes of this Section 14), from any liability, loss or damage incurred by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with the business of the Company and from liabilities or obligations of the Company imposed on such Person by virtue of such Person's position with the Company, including reasonable attorneys' fees and costs and any amounts expended in the settlement of any such claims of liability, loss or damage; provided, however, that if the liability, loss, damage or claim arises out of any action or inaction of an Indemnified Person, indemnification under this Section 14 shall be available only if (a) either (i) the Indemnified Person, at the time of such action or inaction, determined in good faith that its, his or her course of conduct was in, or not opposed to, the best interests of the Company or (ii) in the case of inaction by the Indemnified Person, the Indemnified Person did not intend its, his or her inaction to be harmful or opposed to the best interests of the Company and (b) the action or inaction did not constitute fraud, gross negligence or willful misconduct by the Indemnified Person; provided, further, however, that indemnification under this Section 14 shall be recoverable only from the assets of the Company and not from any assets of the Members. The Company shall pay or reimburse reasonable attorneys' fees of an Indemnified Person as incurred, provided that such Indemnified Person executes an undertaking, with appropriate security if requested by the Board of Managers, to repay the amount so paid or reimbursed in the event that a final non-appealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification under this Section 14. The Company may pay for insurance covering liability of the Indemnified Persons for negligence in operation of the Company's affairs.

(b)    Indemnification Priority. The Company hereby acknowledges that the rights to indemnification, advancement of expenses and/or insurance provided pursuant to this Section 14 may also be provided to certain Indemnified Persons by the Investors and certain of their Affiliates (other than direct or indirect subsidiaries of the Company) (collectively, the "Affiliate Indemnitors"). The Company hereby agrees that, as between itself and the Affiliate Indemnitors (i) the Company is the indemnitor of first resort with respect to all such indemnifiable claims against such Indemnified Persons, whether arising under this Agreement or otherwise (*i.e.*, its obligations to such Indemnified Persons are primary and any obligation of the Affiliate Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnified Persons are secondary), (ii) the Company will be required to advance the full amount of expenses incurred by such Indemnified Persons and will be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement (or any other agreement between the Company and such Indemnified Persons), without regard to any rights such Indemnified Persons may have against the Affiliate Indemnitors, and (iii) the Company irrevocably waives, relinquishes and releases the Affiliate Indemnitors from any and all claims against the Affiliate Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company agrees to indemnify the Affiliate Indemnitors directly for any amounts that the Affiliate Indemnitors pay as indemnification or advancement on behalf of any such Indemnified Person and for which such Indemnified Person may be entitled to indemnification from the Company in connection with serving as a director or officer (or equivalent titles) of the Company or its subsidiaries. The Company further agrees that no advancement or payment by the Affiliate Indemnitors on behalf of any such Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company will affect the foregoing and the Affiliate Indemnitors will be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company, and the Company will cooperate with the Affiliate Indemnitors in pursuing such rights.

14.2. Exculpation. No Indemnified Person shall be liable, in damages or otherwise, to the Company or to any Member for any loss that arises out of any act performed or omitted to be performed by it, him or her pursuant to the authority granted by this Agreement if (a) either (i) the Indemnified Person, at the time of such action or inaction, determined in good faith that such Indemnified Person's course of conduct was in, or not opposed to, the best interests of the Company, or (ii) in the case of inaction by the Indemnified Person, the Indemnified Person did not intend such Indemnified Person's inaction to be harmful or opposed to the best interests of the Company and (b) the conduct of the Indemnified Person did not constitute fraud, gross negligence or willful misconduct by such Indemnified Person.

14.3. Persons Entitled to Indemnity. Any Person who is within the definition of "Indemnified Person" at the time of any action or inaction in connection with the business of the Company shall be entitled to the benefits of this Section 14 as an "Indemnified Person" with respect thereto, regardless of whether such Person continues to be within the definition of "Indemnified Person" at the time of such Indemnified Person's claim for indemnification or exculpation hereunder.

14.4. Procedure Agreements. The Company may enter into an agreement with any of its officers, employees, consultants, counsel, agents and Managers, setting forth procedures consistent with applicable law for implementing the indemnities provided in this Section 14.

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**14.5.** Business Judgment Rule.  The Board of Managers and the members thereof and the decisions of the Board of Managers shall have the benefit of the business judgment rule to the same extent as the Board of Managers, such members and such decisions would have the benefit of such rule if the Board of Managers were a board of directors of a Delaware corporation. In no event shall any member of the Board of Managers be liable for any action or inaction for which exculpation is provided under Section 14.2.

**14.6.** Interested Transactions.  Subject to Section 3.4 and 3.5, to the fullest extent permitted by law, no member of the Board of Managers shall be deemed to have breached his or her duty of loyalty to the Company or the Members (and such member of the Board of Managers shall not be liable to the Company or to the Members for breach of any duty of loyalty or analogous duty) with respect to any action or inaction in connection with or relating to any transaction that was approved in accordance with this Section 14.6, including any transaction with the Members or any of their Affiliates.  No contract or transaction between the Company and one or more of the Managers or officers, or between the Company and any other entity in which one or more of the Managers or officers are managers or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Manager or officer is present at or participates in the meeting of the Board of Managers or committee which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if the material facts as to such Manager's or officer's relationship or interest in and as to the contract or transaction are disclosed or are known to the Board of Managers or the committee, and, if there are disinterested Managers, the Board of Managers or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Managers, even though the disinterested Managers constitute less than a quorum.  Notwithstanding anything to the contrary in this Agreement, common or interested Managers shall be counted in determining the presence of a quorum at a meeting of the Board of Managers or of a committee, which authorizes the contract or transaction, and the vote of such Manager shall be counted in determining whether to authorize, approve or ratify any such contract or transaction and the presence of, or vote cast by, an interested Manager will not affect the validity of any action authorized by the Board of Managers in accordance with this Agreement.

**14.7.** Business Opportunities.  To the fullest extent permitted by law, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Member or member of the Board of Managers or any of their Affiliates who is not an employee of the Company and/or its subsidiaries (or the controlling person, beneficiary, or Member of the Immediate Family of any such Person). The Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Member or member of the Board of Managers who is not an officer or employee of the Company and/or its subsidiaries (or the controlling person, beneficiary, or Member of the Immediate Family of any such Person), including any transactions with the Investors or any of its Affiliates.  No Member or member of the Board of Managers who is not an employee of the Company and/or its subsidiaries (or the controlling person, beneficiary, or Member of the Immediate Family of any such Person) and who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company, including any transaction with the Investors or any of its Affiliates, shall have any duty to communicate or offer such opportunity to the Company, and such Member or member of the Board of Managers shall not be liable to the Company or to the Members for breach of any fiduciary or other duty by reason of the fact that such member of the Board of Managers pursues or acquires for, or directs such opportunity to

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another Person or does not communicate such opportunity or information to the Company. No amendment or repeal of this Section 14.7 shall apply to or have any effect on the liability or alleged liability of any Member or any member of the Board of Managers who is not an officer or employee of the Company and/or its subsidiaries (or the controlling person, beneficiary, or Member of the Immediate Family of any such Person) for or with respect to any opportunities of which any such member of the Board of Managers becomes aware prior to such amendment or repeal.

14.8. Fiduciary and Other Duties.

(a)     To the fullest extent permitted by law, including Section 18-1101(c) of the Act, and notwithstanding any other provision of this Agreement or applicable provisions of law or equity or otherwise, the parties hereto hereby agree that each Indemnified Person shall not owe any fiduciary duties to the Company, any Member or any other Person party to or otherwise bound by this Agreement; provided, however, that the foregoing shall not eliminate the implied contractual covenant of good faith and fair dealing.

(b)     An Indemnified Person acting under this Agreement shall not be liable to the Company or to any other Indemnified Person for its, his or her good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties (including fiduciary duties) and liabilities of an Indemnified Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Indemnified Person.

(c)     Notwithstanding any other provision of this Agreement or otherwise applicable law, whenever in this Agreement an Indemnified Person is permitted or required to make a decision (i) in its, his or her discretion or under a grant of similar authority, the Indemnified Person shall be entitled to consider only such interests and factors as such Indemnified Person desires, including its, his or her own interests, and shall, to the fullest extent permitted by applicable law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person, or (ii) in its, his or her good faith or under another express standard, the Indemnified Person shall act under such express standard and shall not be subject to any other or different standards.

14.9. Period. The provisions of this Section 14 shall survive any termination of this Agreement.

15.     REPRESENTATIONS AND COVENANTS BY THE MEMBERS.

Each Member hereby represents and warrants to, and agrees with, the Board of Managers, the other Members and the Company as follows:

15.1.     Investment Intent. Such Member is acquiring such Member's Interests with the intent of holding the same for investment for such Member's own account and without the intent or a view of participating directly or indirectly in any distribution of such Interests within the meaning of the Securities Act or any applicable state securities laws.

15.2.     Knowledge and Experience. Such Member has such knowledge and experience in financial, tax and business matters as to enable such Member to evaluate the merits and risks of

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such Member's investment in the Company and to make an informed investment decision with respect thereto.

15.3.     Accredited Investor.  Such member is an "accredited investor" within the meaning of Rule 501 under the Securities Act.

15.4.     Economic Risk.  Such Member is able to incur a complete loss of such Member's investment in such Member's Interest and is able to bear the economic risk of such Member's investment in such Member's Interest.

15.5.     Binding Agreement.  Such Member has all requisite power and authority to enter into and perform this Agreement and this Agreement is and will remain such Member's valid and binding agreement, enforceable in accordance with its terms (subject, as to the enforcement of remedies, to any applicable bankruptcy, insolvency or other laws affecting the enforcement of creditors rights).

15.6.     Information.  Such Member has received all documents, books and records pertaining to an investment in the Company requested by such Member.  Such Member has had a reasonable opportunity to ask questions of and receive answers concerning the Company, and all such questions have been answered to such Member's satisfaction.

15.7.     Licenses and Permits.  Such Member will cooperate in providing such information, in signing such documents and in taking any other action as may reasonably be requested by the Company in connection with obtaining any foreign, federal, state or local license or permit needed to operate its business or the business of any entity in which the Company invests.

15.8.     Tax and Other Advice.  Such Member has not relied upon any representations, warranties or agreements other than those set forth in this Agreement.  Such Member has had the opportunity to consult with such Member's own tax and other advisors with respect to the consequences to such Member of the purchase, receipt and ownership of the Units, including the tax consequences under federal, state, local, and other income tax laws of the United States or any other country and the possible effects of changes in such tax laws.  Such Member acknowledges that none of the Company, its subsidiaries, Affiliates, successors, beneficiaries, heirs and assigns and its and their past and present directors, officers, employees, and agents (including their attorneys) makes or has made any representations or warranties to such Member regarding the consequences to such Member of the purchase, receipt and ownership of the Units, including the tax consequences under federal, state, local and other tax laws of the United States or any other country and the possible effects of changes in such tax laws.

16.     COMPANY REPRESENTATIONS.

In order to induce the Members to enter into this Agreement, the Company hereby represents and warrants to each Member as follows:

16.1.     Duly Formed.  The Company is a duly formed and validly existing limited liability company under the Act, with all necessary power and authority under the Act to issue the Interests to be issued to the Members hereunder.

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16.2. Valid Issue. When the Interests are issued to the Members as contemplated by this Agreement and the Capital Contributions required to be made by the Members are made, if any, the Interests issued to the Members will be duly and validly issued.

17. AMENDMENTS TO AGREEMENT.

17.1. Amendments. Subject to Sections 3.6 and 19.3, this Agreement may be modified or amended with the prior written consent of the Class A Members holding more than fifty percent (50%) of the Class A Units. All amendments to this Agreement will be sent to each Member promptly after the effectiveness thereof.

17.2. Corresponding Amendment of Certificate. The Board of Managers shall cause to be prepared and filed any amendment to the Certificate that may be required to be filed under the Act as a consequence of any amendment to this Agreement.

17.3. Binding Effect. Any modification or amendment to this Agreement pursuant to this Section 17 shall be binding upon all Members and shall bind, and inure to the benefit of, their respective successors and assigns.

18. RIGHT TO CONVERT TO CORPORATE FORM.

18.1. If the Board of Managers proposes to cause the Company to undertake an Initial Public Offering, then the Members shall cooperate with the Board of Managers and each other in good faith to effectuate such Initial Public Offering, which may involve converting the Company from a Delaware limited liability company to a corporation organized under the laws of Delaware or another jurisdiction, whether by merger, a tax-free contribution under Section 351 of the Code or by such other form of transaction as may be available under applicable law, and the Members hereby agree to cooperate in all respects to effectuate such Initial Public Offering, which may require the conversion of their Units into units of common stock or other securities in the Company or another successor entity in accordance with this Section 18. Upon such an election, the Members shall, at the expense of the Company, as soon as practicable thereafter execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, all instruments and documents that may be reasonably requested by the Board of Managers to best effectuate the conversion of the Company to a corporation while continuing in full force and effect, to the extent consistent with such conversion, the terms, provisions, and conditions of this Agreement, including all rights, protections and benefits afforded to parties to this Agreement, and including those provisions granting the Board of Managers exclusive authority to manage the operations and affairs of the Company, those provisions restricting the issuance of additional Interests, those provisions restricting the assignment of Interests, those provisions granting rights to repurchase or sell Interests or rights to participate in certain transactions and those provisions relating to confidentiality, indemnification and limitation of the Company's activities. It is the intent of the Members that the conversion of the Company into corporate form and the conversion or reorganization of any of the Company's operating divisions, whether currently existing or existing in the future, into corporate form, however accomplished, are part of the Member's investment decision with respect to the Units or other limited liability company Interests of the Members.

18.2. Immediately prior to the conversion to a corporation, the Board of Managers will determine the aggregate value of the Units immediately prior to the Public Offering (the "Pre-Offering Company Value") based on the per share price at which common stock will be sold in the Public Offering (the "Per Share Offering Price") net of any underwriting discounts, fees and expenses. Upon such conversion to a corporation, each Unit will be converted into a number of shares of common stock determined by dividing (A) the amount that would be distributed in respect of such Unit if all assets of the Company were sold for cash in an aggregate amount equal to the Pre-Offering Company Value and the proceeds were distributed in accordance with Section 5.1(b) by (B) the Per Share Offering Price.

19.    GENERAL.

19.1.    Successors; Delaware Law; Etc. This Agreement: (a) shall be binding upon the executors, administrators, estates, heirs and legal successors and permitted assigns of the Members, (b) shall be governed by and construed in accordance with the laws of the State of Delaware, and (c) contains the entire contract among the Members as to the subject matter hereof. The waiver of any of the provisions, terms or conditions contained in this Agreement shall not be considered as a waiver of any of the other provisions, terms or conditions hereof.

19.2.    Notices; Etc. All notices and other communications required or permitted hereunder shall be (i) (a) in writing and shall be deemed effectively given upon personal delivery (which may be evidenced by a return receipt if sent by registered mail or by signature if delivered by courier or delivery service) or (b) sent by facsimile or by electronic mail and shall be deemed effectively given upon receipt of confirmation of delivery and (ii) addressed (a) if to any Member, at the address of such Member set forth in Schedule 3.1 or at such other address as such Member shall have furnished to the Company in writing as the address to which notices are to be sent hereunder and (b) if to the Company or to the Board of Managers at the principal place of business.

19.3.    Execution of Documents, Etc. From time to time after the date of this Agreement, upon the request of the Board of Managers, each Member shall perform, or cause to be performed, all such additional acts, and shall execute and deliver, or cause to be executed and delivered, all such additional instruments and documents, as may be required to effectuate the purposes of this Agreement. Each Member, including each new and substituted Member, by the execution of this Agreement or by agreeing in writing to be bound by this Agreement, irrevocably constitutes and appoints the Board of Managers or any Person designated by the Board of Managers to act on such Member's behalf for purposes of this Section 19.3 as such Member's true and lawful attorney-in-fact with full power and authority in such Member's name and stead to execute, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out this Agreement, including:

    (a)    all certificates and other instruments (specifically including counterparts of this Agreement), and any amendment thereof, that the Board of Managers deems appropriate to qualify or to continue the Company as a limited liability company in any jurisdiction in which the Company may conduct business or in which such qualification or continuation is, in the opinion of the Board of Managers, necessary to protect the limited liability of the Members;

(b)     all amendments to this Agreement adopted in accordance with the terms hereof; and

(c)     all conveyances and other instruments that the Board of Managers deems appropriate to reflect the dissolution of the Company.

The appointment by each Member of the Board of Managers to act on its behalf for purposes of this Section 19.319.3 as such Member's attorney-in-fact shall be deemed to be an irrevocable power coupled with an interest, in recognition of the fact that each of the Members under this Agreement will be relying upon the power of the Board of Managers to act as contemplated by this Agreement in any filing and other action by such Member on behalf of or in connection with the Company, and shall survive the bankruptcy, dissolution, death, adjudication of incompetence or insanity of any Member giving such power and the transfer or assignment of all or any part of such Member's Interest; provided, however, that in the event of a Transfer by a Member of all of its Interest, the power of attorney given by the transferor shall survive such assignment only until such time as the transferee shall have been admitted to the Company as a substituted Member and all required documents and instruments shall have been duly executed, filed, and recorded to effect such substitution, after which time such power of attorney will be given by such transferee by operation of this Section 19.3.

19.4.          Jurisdiction; Venue; Service of Process.

(a)     Jurisdiction.  Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of Delaware or the United States District Court located in the District of the State of Delaware for the purpose of any action between the parties arising in whole or in part under or in connection with this Agreement, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any such action other than before one of the above-named courts.  Notwithstanding the previous sentence a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b)     Venue.  Each party agrees that for any action between the parties arising in whole or in part under or in connection with this Agreement, such party shall bring actions only in the City of Wilmington, Delaware.  Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

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(c)     Service of Process.  Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by the laws of the State of Delaware, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 19.2, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

19.5.        Severability.  If any provision of this Agreement is determined by a court to be invalid or unenforceable, that determination shall not affect the other provisions hereof, each of which shall be construed and enforced as if the invalid or unenforceable portion were not contained herein.  Such invalidity or unenforceability shall not affect any valid and enforceable application thereof, and each such provision shall be deemed to be effective, operative, made, entered into or taken in the manner and to the full extent permitted by law.  Notwithstanding the foregoing, if any such invalidity or unenforceability shall deprive any party hereto of a material portion of the benefits intended to be provided to such party hereby, the parties shall in good faith seek to negotiate a substitute benefit for such Person, it being understood that it is possible that no such substitute benefit is susceptible to being negotiated or given, in which event the other provisions of this Section 19.5 shall continue to apply.

19.6.        Table of Contents, Headings.  The table of contents and headings used in this Agreement are used for administrative convenience only and do not constitute substantive matter to be considered in construing this Agreement.

19.7.        No Third Party Rights.  The provisions of this Agreement are for the benefit of the Company, the Board of Managers and the Members, and no other Person, including creditors of the Company, shall have any right or claim against the Company, the Board of Managers or any Member by reason of this Agreement or any provision hereof or be entitled to enforce any provision of this Agreement; provided, however, that (a) any Indemnified Person not a party to this Agreement shall be a third party beneficiary of, and entitled to enforce all rights under, Section 5 hereof, and (b) any Affiliate Indemnitor shall be a third party beneficiary of, and entitled to enforce all rights under, Section 14(b) hereof.

19.8.        Expenses.  The Company will pay (a) reasonable out-of-pocket expenses incurred by the Managers in connection with attendance at meetings of Board of Managers and (b) all other out-of-pocket fees and expenses of the Investors incurred in connection with the Investors' investment in, and operations of, the Company.

19.9.        Counterparts.  This Agreement may be executed by facsimile or .pdf signatures in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.10.        Waiver of Jury Trial.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT

OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

19.11. <u>Interpretation</u>. Except as otherwise explicitly specified to the contrary in this Agreement, (a) references to a Section, Exhibit or Schedule means a Section of, or Schedule or Exhibit to, this Agreement, unless another agreement is specified, (b) the word "including" shall be construed as "including, without limitation," (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rule or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively and (e) references to a particular Person include such Person's heirs, successors and assigns to the extent not prohibited by this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, the principle of *contra proferentum* shall not apply and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

[*Signature Pages Follow*]

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IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) under seal as of the date first above written.

*THE COMPANY*:  **AI EDUCATORS, LLC**, a Delaware limited liability company



By: _____

Name: Scott Sosso

Title: Manager

*[Signature Page to Limited Liability Company Agreement]*

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) under seal as of the date first above written.

INVESTORS:                                    **SKYHIGH VENTURES LLC**, a
                                              Pennsylvania limited liability company



By: _____
        Name: Scott Sosso
        Title: Manager

## Exhibit 1

"<u>Act</u>" means the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.), as amended and in effect from time to time.

"<u>Affiliate</u>" means with respect to any specified Person at any time, (a) each Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person at such time, (b) each Person who is at such time an officer, manager or director of, or direct or indirect beneficial holder of at least 5% of any class of the Equity Interests of, such specified Person, (c) each Person that is managed by a common group of executive officers and/or directors or managers as such specified Person, (d) the Members of the Immediate Family (i) of each officer, director, manager or holder described in clause (b) and (ii) if such specified Person is an individual, of such specified Person and (e) each Person of which such specified Person or an Affiliate (as defined in clauses (a) through (d)) thereof will, directly or indirectly, beneficially own at least 5% of any class of Equity Interest at such time.

"<u>Affiliate Indemnitors</u>" is defined in <u>Section 14.1(b)</u>.

"<u>Agreement</u>" has the meaning set forth in the Preamble.

"<u>Asset Value</u>" of any tangible or intangible property of the Company (including goodwill) means its adjusted basis for federal income tax purposes unless:

      (a)     the property was accepted by the Company as a contribution to capital at a value different than its adjusted basis, in which event the initial Asset Value for such property means the gross fair value of such asset, as determined by the Company and the contributing Member; or

      (b)     as a consequence of the issuance of additional Units or the redemption of all or part of the Interest of a Member, the property of the Company is revalued in accordance with <u>Section 4.2</u>.

As of any date, references to the "then prevailing Asset Value" of any property means the Asset Value last determined for such property <u>less</u> the depreciation, amortization and cost recovery deductions taken into account in computing Net Profit or Net Loss in fiscal periods subsequent to such prior determination date.

"<u>BBA</u>" shall have the meaning set forth in <u>Section 10.1</u>.

"<u>Board of Managers</u>" has the meaning set forth in <u>Section 7.1(a)</u>.

"<u>Budget</u>" has the meaning set forth in <u>Section 9.4(e)</u>.

"<u>Business</u>" has the meaning set forth in <u>Section 2.5</u>.

"<u>Capital Account</u>" has the meaning set forth in <u>Section 4.1</u>.

"Capital Contribution" means with respect to any Member, the sum of (i) the amount of money plus (ii) the Fair Value of any other property (net of liabilities assumed or to which the property is subject) contributed or deemed contributed to the Company with respect to the Interest held by such Member pursuant to this Agreement.

"Cash Value" has the meaning set forth in Section 11.3(e).

"Cause," in the case of any employee or other service provider who was issued Class P Units as compensation for such Person's employment or services to the Company, any of its subsidiaries or any of their respective Affiliates (a) has the meaning, if any, set forth in the employment agreement then in effect, if any, between the holder to whom such Class P Units were originally issued and the Company or any of its subsidiaries, as applicable, or (b) if there is no such meaning in such employment agreement or there is no such employment agreement then in effect, means, the following events or conditions, as determined by the Board of Managers in its reasonable judgment: (i) the refusal or failure to perform (other than by reason of disability), or material negligence in the performance of, the duties and responsibilities of such Person to the Company or any of its subsidiaries, or refusal or failure to follow or carry out any reasonable direction of the Board of Managers, and the continuance of such refusal, failure or negligence for a period of ten days after notice to such Person, (ii) the material breach by the such Person of any provision of any agreement to which such Person and the Company or any of its subsidiaries or Affiliates are party (including this Agreement and any employment, non-competition or non- solicitation covenant or agreement with Company and/or any of its subsidiaries or Affiliates), (iii) the commission of fraud, embezzlement, theft or other dishonesty by such Person; (iv) the conviction of such Person, or plea by such Person of nolo contendere to, any felony or any other crime (whether or not a felony) involving dishonesty or moral turpitude and (v) any other conduct that involves a breach of fiduciary obligation on the part of such Person or otherwise could reasonably be expected to have a material adverse effect upon the business, interests or reputation of the Company, any of its subsidiaries or any of their respective Affiliates.

"Certificate" means the Certificate of Formation of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the Delaware Secretary of State pursuant to the Act.

"Class" when used with reference to a Unit, means the Class of Units of which such Unit is a part.

"Class A Aggregate Required Amount" means, as of any time, the aggregate Class A Required Amounts of all Class A Units outstanding as of such time.

"Class A Option Period" has the meaning set forth in Section 11.3(b).

"Class A Unit" has the meaning set forth in Section 3.2(a).

"Class A Unit Holder" means a Person in regard to such Person's particular Interest in Class A Units.

"Class C Option Period" has the meaning set forth in 11.3(g).

"Class C Unit" has the meaning set forth in Section 3.2(b).

"Class C Unit Holder" means a Person in regard to such Person's particular Interest in Class C Units.

"Class P Unit" has the meaning set forth in Section 3.2(c).

"Class P Unit Holder" means a Person in regard to such Person's particular Interest in Class P Units.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Unit" means a Class A Unit and any other Class of Units designated by the Board of Managers as a Common Unit.

"Common Unit Holder" means a Person in regard to such Person's particular interest in Common Units.

"Company" has the meaning set forth in the Preamble.

"Company Level Tax" shall have the meaning set forth in Section 10.1(d).

"Company Sale" means (i) the sale of all or substantially all of the Company's assets or all or substantially all of any of its subsidiaries' assets to any Person or (ii) any other transaction, whether by sale of Equity Interests, sale of assets, merger, recapitalization, reorganization or otherwise, pursuant to which any Person (or group of Persons acting in concert) other than the Investors will have the direct or indirect power to elect a majority of the members of the Board of Managers.

"Contractual Obligation" means, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, commitment, promise, undertaking, arrangement or understanding, whether written or oral and whether express or implied, or other document or instrument (including any document or instrument evidencing to any debt,) to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound, including all amendments, modifications, etc.

"Deemed Liquidity Event" means a Company Sale or a liquidation in accordance with Section 14.3.

"Designated Individual" shall have the meaning set forth in Section 10.1.

"Distribution" means cash or property (net of liabilities assumed or to which such cash or property is subject) distributed to a Member in respect of the Member's Interest but, does not include advisory fees, compensation or expense reimbursements paid to a holder of Units or its, his or her Affiliates.

"Distribution Threshold" means, with respect to each Class P Unit issued after the date hereof, the amount established by the Board of Managers in respect of such Unit so as to cause such Unit to constitute a profits interest for tax purposes.

"Drag Along Notice" has the meaning set forth in Section 12.2(a).

"Drag Along Transfer Percentage" has the meaning set forth in Section 12.2.

"Drag Along Seller" has the meaning set forth in Section 12.2(a).

"Entity Partnership Representative" shall have the meaning set forth in Section 10.1.

"Equity Interests" means (a) any capital stock, share, partnership or membership interest, unit of participation or other similar interest (however designated) in any Person and (b) any option, warrant, purchase right, conversion right, exchange rights or other Contractual Obligation which would entitle any Person to acquire any such interest in such Person or otherwise entitle any Person to share in the equity, profit, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

"Fair Market Value" means, as of any date, as to any Unit, the good faith determination of the Board of Managers of the fair value of such Unit as of the applicable reference date based upon the Company's results of operations and financial condition as reflected in its most recently available financial statements for a completed fiscal quarter and other relevant factors.

"Fair Value" means, as applied to any assets other than Units, the fair market value of an asset as determined in good faith by the Board of Managers.

"Good Reason" means, in the case of any employee or other service provider who was issued Class P Units as compensation for such Person's employment or service to the Company or its Affiliates, "Good Reason" as defined in such Person's written contract of employment or service, if any, as from time to time in effect; provided, however, that if there is no such meaning in such employment agreement or there is no such employment agreement then in effect, any termination of employment by such Person shall be considered to be without Good Reason.

"Indemnified Persons" has the meaning set forth defined in Section 14.1(a).

"Initial Public Offering" means a public offering and sale of equity securities of the Company, or any successor to the Company pursuant to Section 19 of the Agreement, for cash pursuant to an effective Registration Statement under the Securities Act, as amended, registered on Form S-1 (or any successor form under said Securities Act).

"Interest" means, with respect to any Member as of any time, such Member's limited liability company interest in the Company, which includes the number of Units such Member holds and such Member's Capital Account balance.

"Investor" has the meaning set forth in the Preamble.

"Investor Units" means all outstanding Units held by the Investors.

"Management Members" has the meaning set forth in the Preamble.

"Manager" has the meaning set forth in Section 7.1(a).

"Members" has the meaning set forth in the Preamble.

"Member's Cumulative Tax Liability" has the meaning set forth in Section 5.1(a).

"Member of the Immediate Family" means, with respect to any Member who is an individual, each parent, spouse or child (including those adopted) of such individual and each custodian or guardian of any property of one or more of such Persons in the capacity as such custodian or guardian.

"Net Profit" and "Net Loss" have the meanings set forth in Section 5.5(a).

"Offer" has the meaning set forth in Section 11.3(a).

"Other Investor" has the meanings set forth in the Preamble.

"Participating Seller" has the meaning set forth in Section 12.3(a).

"Partnership Representative" shall have the meaning set forth in Section 10.1.

"Per Share Offering Price" shall have the meaning set forth in Section 18.2.

"Person" means any individual or corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

"Pre-Offering Company Value" has the meaning set forth in Section 18.2.

"Prospective Buyer" means any Person proposing to purchase Units from a Prospective Selling Investor.

"Prospective Selling Investors" has the meaning set forth in Section 12.1 and 12.2, as applicable.

"Public Offering" means a public offering and sale of the common equity of the Company for cash registered under the Securities Act.

"Registration Statement" means a registration statement filed by the Company with the Securities and Exchange Commission for public offering and sale of securities of the Company.

"Regulations" means the Treasury regulations, including temporary regulations, promulgated under the Code.

"Regulatory Allocations" has the meaning as set forth in Section 5.6.

"Restricted Member" shall mean each Management Member.

"Restricted Period" shall mean the period during which a Restricted Member is a Member and a period of twenty-four (24) months thereafter.

"Restricted Unit Agreement" shall mean the restricted unit agreement to be executed by the Company and each Class P Unit Holder upon the issuance of Class P Units to such Person, providing for the vesting or termination of such Class P Units and other terms and conditions relating to such Class P Units, in each case as determined by the Board of Managers.

"Sale" (and related words "Sell" and "Sold") means a Transfer for value.

"Securities Act" means the Securities Act of 1933, as amended.

"Selling Member" has the meaning set forth in Section 11.3(a).

"Tag Along Holder" has the meaning set forth in Section 12.1(a).

"Tag Along Notice" has the meaning set forth in Section 12.1(a).

"Tag Along Offer" has the meaning set forth in Section 12.1(b).

"Tag Along Seller" has the meaning set forth in Section 12.1(b).

"Tag Along Transfer Percentage" has the meaning set forth in Section 12.1(a)(i).

"Tax Distribution" has the meaning set forth in Section 5.1(a)(i).

"Tax Indemnifying Member" shall have the meaning set forth in Section 10.1(d).

"Transfer" means any sale, pledge, assignment, encumbrance or other transfer or disposition of any Units to any other Person, whether directly, indirectly through the transfer of the equity interests of a Member, voluntarily, involuntarily, by operation of law, pursuant to a merger, reorganization, consolidation, judicial process or otherwise, and, without limiting the generality of the foregoing, shall include any interspousal transfer incident to a dissolution of marriage.

"Units" means each of the Class A Units, Class C Units and Class P Units and any other Class of Units issued by the Company in accordance with Section 3.2.

"Unvested Class P Units" has the meaning set forth in Section 5.1(c).

"Vested Class P Unit" means a Class P Unit that has become vested, and has not been forfeited or terminated, pursuant to the terms, requirements and provisions of the Restricted Unit Agreement pursuant to which such Class P Unit was granted.

***

<u>Schedule 3.1</u>
**Members**

An active capitalization table identifying the current Class A, Class C, and Class P unit holders will be manage by the Company's designated transfer agent.



# The AI-powered reading tutor which empowers individuals with dyslexia to become confident readers.

✓ **Listen: uses ASR to identifying letter-sound pairs of the word**

✓ **Engage: personalized stories based on student interests and focus**

✓ **Grow: customized learning modules for confident reading**

Scott Sosso, Founder and CEO
scott@LUCA.ai
412-447-8380
LUCA.ai

LUCA.AI

**Imagine going to school every day and opening your textbook to see this!**



**The text was a puzzle of letters and words.**

This is one example of what **14 million dyslexic students** experience everyday.



# What is dyslexia?

A neurological condition that impacts the way the brain **processes and decodes** letters, sounds, **and** words.

It impacts reading comprehension, speech **and** spelling.



LUCA.AI

# For students with dyslexia, a lack of in-school recognition + support tools creates *futures that are uncertain.*

**MARKET SIZE** ┈┈┈┈┈┈┈▸  **1 in 5 students are affected.**

**SUPPORT GAP** ┈┈┈┈┈┈┈▸  **80% go without a diagnosis or support.**

**SIGNIFICANT NEED** ┈┈┈┈┈┈┈▸  **Globally, 780m are estimated to live with dyslexia.**

**Lack of school-age support is proven to lead to...**

*Academic struggles*
*High school dropouts*
*Increase in poverty and crime*
*Poor health literacy*

## Schools are not effectively addressing the problem, and these students can't afford to wait.

LUCA.AI

# The problem:
# Dyslexic students struggle with...



**What word is this?**



**Did I make a mistake?**

**I hate reading *boring stories!***



**I don't know how to improve!**



LUCA.AI

# The solution? An AI-powered tutor.



**help sound out text**



**detect reading mistakes**



**generate custom stories**



**offer custom lessons**

LUCA.AI



The world's first personalized reading program for students that harnesses the *power of AI and speech recognition technology* to deliver custom content and targeted interventions while inspiring confidence and maximizing student engagement.



LUCA.AI

# Meet Juniper, 9 year old girl struggling with dyslexia



Juniper is your typical girl in the third grade, who enjoys swimming and playing with friends.

Over the last year, Juniper has expressed difficulty reading and spelling, saying she feels embarrassed to read out loud.

Despite her outgoing personality, Juniper is losing confidence and feeling like she doesn't fit in with her classmates.

LUCA.AI



So, how does LUCA Learning create success?
LUCA
"I wish I had superpowers - like teleportation!"
Sh
Sp
w
LUCA generates a custom story based upon Juniper's interest that measures her phoneme challenges...
Using ASR, we can monitor and track Juniper's progress as she reads new stories.
LUCA.AI



Thanks to **LUCA.ai,** Juniper is highly engaged, learning through AI-driven reading assignments specific to her personal interests and unique reading challenge areas.

**Sp Sh** **W**
special world

*Juniper had always wanted to explore the world. Then one day, she found out she had special superpowers – she could teleport!*

*With a thought and a wave of her hand, Juniper could be somewhere new in an instant. Excited and brave, Juniper traveled around the world using her powers. She visited many different places and saw lots of new things. It was an amazing adventure!*

LUCA.AI

# Insights and ongoing monitoring for continuous improvement

The **Reading Performance Index (RPI)** provides insights and anayltics into the students progress:

- Track activity
- Identify areas for improvement
- Measure progress



# How does LUCA work?

**LUCA Learning is powered by three proprietary modules that utilize AI, speech recognition, and deep learning to create the LUCA Reading platform.**

## StoryLabs ™

Custom content generation technology writes custom stories.

- Generates personalized content tailored to reader's interests
- Stories are focused on the reader's level and challenges
- Personalized learning experience designed to engage the reader

## LUCAListens ™

Automated speech recognition technology captures the reader's voice.

- Identifies parts of word the reader struggles with the most
- Aligns speech to actual text for greater accuracy
- Automates speech tracking for real-time interventions

## ProfessorAI ™

Artificial Intelligence engine provides personalized learning plans.

- AI-Powered reading recommendations
- Personalized learning plans based upon student’s needs
- Builds confidence and reading skills

Patent Pending
63/465,842

# LUCA.AI'S ADVISORY BOARD

# LUCA Learning is led by data science experts responsible for some of the biggest developments in deep learning.



**Scott Sosso**
*Founder & CEO*



**Sayali Deshpande**
*AI/ML Software Engineer*



**Siyu Chen**
*NLP/AI/ML Software Engineer*



**Dr. Michael**
*Science in AI & Innovation*
*Carnegie Mellon University*



**Dr. Bhiksha**
*Language Technologies Institute*
*Carnegie Mellon University*



**Maria Paulselli**
*Chief Learning Officer*
*Providence Charter School*



**Jack Mostow**
*Emeritus Professor*
*Carnegie Mellon University*

# COMPETITIVE ANALYSIS
# AI or ASR-enabled online reading platforms

| Program Feature | LUCA | Amira LEARNING | Read·a·bil·i·ty |
|---|---|---|---|
| AI Generated Custom Stories | ☑ | ⊗ | ⊗ |
| Artificial Intelligence | ☑ | ☑ | ⊗ |
| Adaptive Learning | ☑ | ☑ | ☑ |
| Target Age | K-12 | K-3 | K-6 |
| Simplified Reading Screens | ☑ | ☑ | ⊗ |
| Grapheme/Phoneme Mapping | ☑ | Unknown | ⊗ |
| Gamification | Launching in Phase 2 | ☑ | ☑ |
| Online Tutoring Network | Launching in Phase 2 | ⊗ | ⊗ |
| Pricing | 7 days free. $12 monthly, $120 annually; Just $5 for schools | 30 days free. $7.99 monthly / $72 annually | 7 days free. $19.99 monthly / $139.99 annually |

# Evergreen Annual Market Opportunity









**US Total Available Market**
14M Students
Platform: $120/student
Online Tutor: $75/week/student

**$6.3B TAM**

**Worldwide Total Available Market**
156M Students
Platform: $120/student
Online Tutor: $50/week/student

**$50B TAM**

# Utilization projection and revenue growth

## 5 YEAR PROJECTION



--.Gross Income  --.Total Expenses  --.Net Income

## USER PROJECTION



■ B2C - Users  ■ B2B - Tutor Users  ■ B2B - Schools - Users  ■ Online Tutor Network

## GROSS REVENUE BY SEGMENT



**79%**
Gross margin
after five years

**37%**
Profit margin
after five years

B2C – Subscription Fees  B2B-Tutor Subscription Fees  B2B-Schools  Online Tutor Network


LUCA

# Quick Snapshot

**Problem**

**One in five students in the world have dyslexia.**
In the US, illiteracy costs $225B annually and leads to lost productivity, gov't welfare, poor health literacy, and incarceration.

**Solution**

AI-powered personalized reading tutor for students that delivers **custom content and targeted interventions** leading to positive social and economic outcomes.

**Market Size & GTM**

**14M US students with a $5.9B market**, with **156M students and a $50B market worldwide.** Initial focus on B2C marketing that **directly targets the parents of struggling readers.**

**Traction**

Educational partnership with **Provident Charter School launching our first user group of 20 students**; also starting discussions with #1 private school in U.S.

Currently raising $1.235M RegC for 5% equity to achieve beta product launch for both B2C and B2B markets - which will lead to 2,000 paying users.

  






# THANK YOU

**Scott Sosso, Founder & CEO**
scott@LUCA.ai
412-447-8380
**LUCA.ai**